—

Notice of
Annual Meeting
of Stockholders
and Proxy Statement

2018

GILEAD

About Gilead

Advancing Therapeutics, Improving Lives

Gilead Sciences, Inc. is a research-based biopharmaceutical company that discovers, develops and commercializes innovative medicines in areas of unmet medical need. With each new discovery and investigational drug candidate, we strive to transform and simplify care for people with life-threatening illnesses around the world. Gilead's primary areas of focus include HIV/AIDS, liver diseases, hematology/oncology and inflammation/respiratory diseases. We seek to add to our existing portfolio of products through our internal discovery and clinical development programs and through product acquisition and in-licensing strategies.

Growing Worldwide Reach

Gilead, headquartered in Foster City, California, was incorporated in Delaware in 1987. We have operations in more than 35 countries worldwide, with over 10,000 employees.



10,000
employees
across six continents

Message from our President and Chief Executive Officer

March 26, 2018

Dear Stockholder,

It is my pleasure to invite you to the 2018 Annual Meeting of Stockholders of Gilead Sciences, Inc., which will be held on Wednesday, May 9, 2018, at 10:00 A.M., local time, at the Westin San Francisco Airport, 1 Old Bayshore Highway, Millbrae, California 94030.

Our Company: At Gilead, we strive to transform the promise of science and technology into therapies that have the power to cure diseases or revolutionize the standard of care for patients worldwide. Gilead's portfolio of products and pipeline of investigational drugs include treatments for HIV/AIDS, liver diseases, cancer and inflammation/respiratory diseases. We believe that even the most difficult and complex illnesses can be treated, or even cured. With that strong commitment to improving patients' lives, we will continue to use our expertise to advance scientific innovation and position our business to deliver strong results. We also seek to expand access to our medicines in low- and middle-income countries by pursuing multiple strategies, including entering into collaborations with governments, generic manufacturers, regional business partners, policy makers and public health entities. Today, more than 11 million people are receiving our HIV medicines in low- and middle-income countries.



John F. Milligan, Ph.D.
President and Chief Executive Officer

Future Growth: We are excited about our future growth potential, which will be led by:

- A robust HIV franchise centered around our newest single tablet regimen, Biktarvy®;
- An industry-leading cell therapy platform addressing the unmet needs of cancer patients; and
- An emerging development pipeline in NASH and inflammation.

In addition, with $36.7 billion in cash and investments as of the end of 2017, we have the financial strength to continue expanding our R&D pipeline to deliver long-term stockholder value through external partnerships and acquisitions.

Stockholder Engagement: We seek out and highly value the perspectives of our stockholders. During recent years, our executive team and Investor Relations department engaged in extensive outreach activities and discussions with a significant portion of our stockholder base to gain critical insights. Topics discussed included our business and financial performance, governance, business strategy and corporate responsibility and sustainability initiatives. Stockholder feedback is shared with our executive leadership and Board of Directors to help inform decisions affecting our global operations.

We look forward to sharing more about Gilead at the Annual Meeting. In addition to the business to be transacted as described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement, we will discuss our significant achievements over the past year and our outlook for 2018. We encourage you to read more about our 2017 performance in the Year in Review, which will be available for download at www.gilead.com beginning May 4, 2018.

On behalf of our more than 10,000 employees, thank you for your continued confidence and support of the work we do every day to help make patients' lives better.

Sincerely,

JOHN F. MILLIGAN, Ph. D.
President and Chief Executive Officer

Notice of Annual Meeting of Stockholders



WHEN
Wednesday, May 9, 2018
10:00 a.m., Local Time



WHERE
Westin San Francisco Airport,
1 Old Bayshore Highway,
Millbrae, California 94030



RECORD DATE
Friday, March 16, 2018

Items of Business

	Board Recommendation
1. To elect nine directors to serve for the next year and until their successors are elected and qualified.	**FOR** each Director nominee
2. To ratify the selection of Ernst & Young LLP by the Audit Committee of the Board of Directors as the independent registered public accounting firm of Gilead for the fiscal year ending December 31, 2018.	**FOR**
3. To approve, on an advisory basis, the compensation of our Named Executive Officers as presented in the Proxy Statement.	**FOR**
4. To vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board adopt a policy that the Chairman of the Board of Directors be an independent director.	**AGAINST**
5. To vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board take steps to permit stockholder action by written consent.	**AGAINST**
6. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.	

By Order of the Board of Directors,

BRETT A. PLETCHER
Corporate Secretary
Foster City, California
March 26, 2018

Voting

Whether or not you expect to attend the Annual Meeting, please grant a proxy to vote by telephone or Internet or complete, date, sign and return the proxy card mailed to you (if you request one) as promptly as possible in order to ensure your representation at the Annual Meeting.



BY TELEPHONE

+1-800-690-6903
(for stockholders of record)



BY INTERNET

www.proxyvote.com



BY MAIL

Complete, sign and return the proxy card



IN PERSON

Holders of our common stock at the close of business on March 16, 2018 and holders of a valid legal proxy for the Annual Meeting are entitled to attend the meeting in person.

Table of Contents

Introduction

The Annual Meeting and this Proxy Statement provide an important opportunity for us to communicate with you about the achievements of the past year and our stewardship of Gilead. Your vote is important to us. As you consider your vote, we ask that you carefully review the information in this Proxy Statement. We provide an overview of our business and summarize key aspects of our performance, executive compensation and corporate governance to assist your review of the more detailed information herein.

Summary of Proposals for Vote

PROPOSAL 1	Election of Directors
	✓ The Board recommends a vote **FOR** each named nominee. page 13

Director Nominees

Name and Age	Independent	Director Since	Relevant Skills and Qualifications	Gilead Committees
John F. Cogan, Ph.D., 70 Lead Independent Director Senior Fellow, Hoover Institution, Stanford University	Yes	2005	▪ Economic healthcare policy ▪ Healthcare and social security policy ▪ Policymaking and government experience	▪ Audit ▪ Scientific
Jacqueline K. Barton, Ph.D., 65 Professor of Chemistry, California Institute of Technology	Yes	2018	▪ Experience in the field of chemistry ▪ Policymaking and government experience	▪ Scientific
Kelly A. Kramer, 50 Executive Vice President and CFO, Cisco	Yes	2016	▪ Financial experience ▪ Leadership and business experience	▪ Audit
Kevin E. Lofton, 63 Chief Executive Officer, Catholic Health Initiatives	Yes	2009	▪ Leadership experience ▪ Expertise and knowledge in health systems management and patient care ▪ Commitment to ensuring that patients have access to medical services	▪ Audit ▪ Compensation
John C. Martin, Ph.D., 66 Chairman of the Board	No	1996	▪ Leadership and business experience ▪ Scientific experience ▪ Breadth of knowledge about Gilead's business	▪ None
John F. Milligan, Ph.D., 57 Chief Executive Officer, Gilead	No	2016	▪ Leadership and business experience ▪ Scientific experience ▪ Breadth of knowledge about Gilead's business	▪ None
Richard J. Whitley, M.D., 72 Distinguished Professor, Loeb Scholar Chair in Pediatrics, University of Alabama at Birmingham	Yes	2008	▪ Medical and health policy experience ▪ Experience in the field of antiviral medicine ▪ Breadth of knowledge about Gilead's business	▪ Nominating and Corporate Governance ▪ Scientific **(Chair)**
Gayle E. Wilson, 75 California's First Lady (retired)	Yes	2001	▪ Experience in education, public policy and science and technology ▪ Breadth of knowledge about Gilead's business	▪ Nominating and Corporate Governance **(Chair)** ▪ Scientific
Per Wold-Olsen, 70 President of the Human Health Intercontinental Division, Merck & Co. (retired)	Yes	2010	▪ Leadership and international business experience ▪ Breadth of knowledge about Gilead's business	▪ Compensation **(Chair)** ▪ Nominating and Corporate Governance ▪ Scientific

New

Board Snapshot

Qualification and Skills

Active/Retired CEO or COO

3 of 9

Financial Expertise/Financial Community Experience

6 of 9

Government

6 of 9

Medical Services

3 of 9

Healthcare Policy

5 of 9

Ph.D. or M.D.

5 of 9

Academic

4 of 9

Tenure



3 — >13 years

3 — 0-4 years

2 — 9-12 years

1 — 5-8 years

Independence



2 — Not Independent

78% Independent

7 — Independent

Gender Diversity



3 — Female

33% Female

6 — Male

Evolving Leadership Structure

This year, consistent with our Chief Executive Officer succession plan, Gilead changed from a leadership structure that included an Executive Chairman role to a non-executive Chairman of the Board role. Effective March 9, 2018, John C. Martin, Ph.D., transitioned from the role of Executive Chairman to a non-executive role as Chairman of the Board. Dr. Martin was named Executive Chairman on March 10, 2016, when he was succeeded as Chief Executive Officer by John F. Milligan, Ph.D. Dr. Martin served as Chief Executive Officer of Gilead from 1996 to 2016. John F. Cogan continues to serve as the Lead Independent Director.

Board Refreshment and Commitment to Board Diversity

Our Board believes Board refreshment is integral to an effective governance structure and regularly reviews its composition. Our Nominating and Corporate Governance Committee is responsible for identifying and recommending director candidates to our Board for nomination. Our Nominating and Corporate Governance Committee seeks to include diverse candidates in every director search. In addition to the traditional candidate pool of corporate directors and officers, the committee also considers qualified candidates from a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations and trade associations. In November 2017, our Board amended the Nominating and Corporate Governance Committee Charter to formalize our Board's commitment to diversity.

We have taken a number of steps to refresh our Board since 2015, when some stockholders noted that many of directors were long tenured:

▶ **2018** **In May 2018, Nicholas Moore will retire from our Board.** Our Board and Nominating and Corporate Governance Committee continue to be active in driving effective Board refreshment and Board leadership succession planning.

> [New] ▶ In January 2018, we appointed Jacqueline K. Barton, Ph.D., the John G. Kirkwood and Arthur A. Noyes Professor of Chemistry and Norman Davidson Leadership Chair of the Division of Chemistry and Chemical Engineering at the California Institute of Technology, to our Board and Scientific Committee. Dr. Barton was recommended for consideration to our Nominating and Corporate Governance Committee by members of our Board. Dr. Barton brings deep scientific and innovation experience to our Board from her background in both academic and industry settings.

▶ **2017** **One of our Board members retired from our Board.**

> [New] ▶ We appointed Dr. Milligan to our Board in connection with his appointment to Chief Executive Officer.

▶ **2016** **Two directors retired from our Board.**

> [New] ▶ We appointed Kelly A. Kramer, Chief Financial Officer of Cisco, to our Board and Audit Committee.

PROPOSAL 2

Ratification of the Selection of Independent Registered Public Accounting Firm

⊘ The Board recommends a vote **FOR** Proposal 2   page 31

To help ensure continuing auditor independence, our Audit Committee annually reviews Ernst & Young LLP's independence and performance in connection with the Committee's determination of whether to retain Ernst & Young LLP or engage another firm as our independent auditor. Based on this evaluation, our Audit Committee has determined that Ernst & Young LLP is independent and that it is in the best interest of Gilead and its stockholders to continue to retain Ernst & Young LLP to serve as our independent auditors for 2018.

PROPOSAL 3

Advisory Vote to Approve the Compensation of Our Named Executive Officers

⊘ The Board recommends a vote **FOR** Proposal 3   page 36

2017 Performance Highlights

Highlights of 2017 Performance

2017 was marked by operational excellence across the business, as we accomplished many key goals that position us for future growth.

Strong Performance

During the year, we increased our net product revenue guidance as we observed strong performances across our HIV and cardiopulmonary products. We continued to execute on and maximize the opportunity in chronic hepatitis C virus ("HCV") despite declining patient starts due to the curative nature of the treatment. Our HCV treatments provide a cure for a previously chronic ailment and, as a result, we experienced an unprecedented number of patients beginning treatment immediately after product launch. As more and more patients are cured of HCV and no longer need the medicine, the patient starts naturally decline.

Strategic Acquisitions

We made two strategic acquisitions, Kite Pharma, Inc. ("Kite") and Cell Design Labs, Inc. ("CDL"), positioning us as an industry leader in cell therapy.

New Product Launches

We launched two new products, Yescarta™, the first chimeric antigen receptor ("CAR") T cell therapy approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, and Vosevi., an important option for HCV patients who could not be cured with other therapies.

Pipeline Performance:

We made significant progress in building and advancing our pipeline across our therapeutic areas in 2017.

We continued to progress our HIV portfolio with the regulatory filing and subsequent U.S. Food and Drug Administration approval of Biktarvy (February 2018), our latest once-daily single tablet regimen that provides a new treatment option for a range of people living with HIV. And we continued to invest in research for next-generation HIV therapies, including long-acting injectables for the prevention or treatment of HIV.

We also made significant progress in our emerging therapeutic areas. We have two ongoing Phase 3 studies

in nonalcoholic steatohepatitis ("NASH") and we advanced programs in inflammation, where we have five ongoing Phase 3 studies of filgotinib.

Additionally, our investment in cell therapy with the acquisitions of Kite and CDL, as well as our many partnerships and collaborations, reflect our commitment to expanding our pipeline across a range of diseases to address significant unmet medical need.

Financial Performance:

As expected in 2017, our total revenues decreased 14% compared to 2016 due to the dynamics of the hepatitis C cure market. Over the past five years, our total revenue has grown by 169%.

HIV revenues increased by 10% in 2017 compared to 2016, despite the loss of exclusivity for tenofovir disoproxil fumarate, a backbone of our earlier HIV products. This growth is being driven by our tenofovir alafenamide ("TAF") portfolio of products as well as Truvada for pre-exposure prophylaxis ("PrEP"), an indication for HIV prevention. Revenue from our HIV and other antiviral products has increased year-over-year since inception and now represents 54% of our total revenue. Our TAF portfolio of products is a prime example of our ability to continuously innovate and deliver long-term stockholder value.

The following chart below shows the revenue breakdown of our HIV and other antiviral products and our HCV products over the past five years.

HIV & Other Antiviral & HCV Revenue
($MM)



Our five- and ten-year total shareholder return ("TSR") is aligned with our peers' performance despite our one- and three- year TSR being below our peer median. Given the nature of our industry, we must look beyond the short-term, and we continue to be focused on strategic initiatives that we believe will deliver value to stockholders over the long-term. We have industry leading operating margins which are greater than 50%, resulting in strong cash flows. Our strong cash flow has given us the financial strength to continue to build our pipeline, not only internally but through mergers and acquisitions and external partnerships.

Our TSR compared to our peer group and the Nasdaq Biotech Index is shown below.

Total Shareholder Return



[2] Data per S&P Research Insight as of December 29, 2017.

2017 Executive Compensation Highlights

Compensation Policies and Practices at a Glance

WHAT WE DO

Robust executive stock ownership guidelines

Clawback policy allows for recoupment of unearned compensation if financial results are subsequently restated

Pre-established grant date practice for approving executive officers' equity awards

Minimal perquisites for executive officers

Compensation Committee's independent consultant performs no other work for Gilead

WHAT WE DO NOT DO

No repricing of stock options without approval

No single trigger severance benefits

No excise tax gross-ups

No employment agreements

Executive officers are prohibited from hedging or pledging our stock

No dividend or dividend equivalent rights payable on unearned or unvested awards

Pay-for-Performance Alignment

Our executive compensation programs are designed to directly link pay with performance, creating appropriate incentives for our Named Executive Officers to take actions that ultimately increase the value of Gilead and stockholder returns. A substantial portion of the target direct total compensation for each Named Executive Officer is tied directly to Gilead's performance. Long-term equity incentive awards have historically been the largest component of our total direct compensation. We believe this mix is appropriate because our Named Executive Officers need to focus their efforts on achieving short- and long-term corporate goals.

The following charts show the actual allocation among base salary and performance-based compensation that was awarded in the form of annual bonus and equity award values based on grant date fair market values for our Chief Executive Officer and our other Named Executive Officers as a group for 2017.

Chief Executive Officer



9%
Base Salary

20%
Bonus

71%
Equity

91% Total Performance Based

Other Named Executive Officers



17%
Base Salary

23%
Bonus

60%
Equity

83% Total Performance Based

Equity Compensation is 100% Performance-Based

The equity award component of our executive officer compensation packages comprises both stock options and performance share awards. Both of these vehicles are performance-oriented, as our executive officers realize no pay delivery from their awards unless Gilead performs. Stock options are granted at the market price of our common stock on the date of grant and, therefore, require our common stock to appreciate in value before our executive officers realize any economic benefit from their awards. Performance share awards require not only stock price appreciation, as measured in terms of our TSR relative to an industry comparator group, but also revenue growth measured in absolute terms. By aligning the majority of the Named Executive Officers' compensation with our absolute and relative TSR performance, our Named Executive Officers only realize value from this pay component when our TSR performs well.

Responsiveness to Stockholders and Strong Support of Executive Compensation Programs by Stockholders

We have a history of being responsive to stockholder feedback. During 2017, we continued our dialogue with our stockholders by contacting a number of our large stockholders holding approximately 30% of our outstanding shares and the two largest proxy advisors to gain valuable insights into the issues about which they care most. Of those we contacted, stockholders holding 24% of our outstanding shares and the two proxy advisors wanted to meet with us. In addition to continuing the dialogue on key corporate governance topics, we asked our stockholders whether they had any concerns about our executive compensation programs. The stockholders we contacted did not express concerns about our executive compensation programs.



93%
Say on Pay
Approval

At the 2017 annual meeting of stockholders, approximately 93% of the votes cast were voted in favor of the compensation of our Named Executive Officers.

Our Compensation Committee carefully reviews feedback from our engagement activities and the voting results when making decisions regarding our executive compensation program. The Compensation Committee did not change our executive compensation program based on the 2017 stockholder advisory vote.

Stockholders may express their views directly to our Compensation Committee as described in our "Stockholders Communications with the Board" policy, available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

page 74

PROPOSAL 4

Stockholder Proposal – Independent Chairman

⊗ The Board recommends a vote **AGAINST** Proposal 4

Lead Independent Director

Our Board has determined that it is currently in the best interests of Gilead to partner a powerful Lead Independent Director with our Chairman of the Board. Our Board actively reviews this structure to ensure that it continues to serve the best interests of Gilead. The defined role of Lead Independent Director at Gilead is closely aligned with the role of an independent Chairperson, ensuring a strong, independent and active Board of Directors. As set forth in the Lead Independent Director Charter adopted by our Board, the Lead Independent Director has clearly delineated and comprehensive duties, including:

- presiding at meetings of the Board at which the Chairperson is not present, including executive sessions of the independent directors;

- serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;

- approving information sent to the Board and its committees;

- approving agendas for the Board;

- approving meeting schedules to ensure there is sufficient time for discussion of all agenda items;

- calling meetings of the independent directors when necessary and appropriate;

- responding directly to stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group;

- advising the Board and the Board committees on the retention of advisers and consultants to report directly to the Board; and

- communicating to management, as appropriate, the results of private discussions among independent directors.

In 2017, after discussions with our stockholders, we added additional responsibilities to the Lead Independent Director Charter as follows:

- encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;

- facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;

- participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;

- providing guidance on director succession and development;

- ensuring the Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;

- unless otherwise directed by the Board, serving as the independent directors' representative in crisis situations;

- monitoring conflicts of interest of all directors, including the Chief Executive Officer;

- participating in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management; and

- representing independent directors in communications with other stakeholders, as required.

PROPOSAL

5

Stockholder Proposal – Written Consent

Ⓧ The Board recommends a vote **AGAINST** Proposal 5

page 78

Our Board has concluded that our stockholders are better served by holding meetings where all stockholders (i) are provided with notice of the meeting; (ii) may discuss the proposed actions; and (iii) vote their shares at a designated time using the familiar stockholder vote processes. This view is in accord with our stockholders who cast the majority of votes AGAINST this proposal at the last five annual meetings of stockholders. In addition, adoption of this proposal is unnecessary because our Board has already taken a number of significant steps to ensure accountability to stockholders, including those corporate governance highlights below:

Corporate Governance Highlights



WHAT WE DO

Annually Elect Directors	Stockholder Right to Call Special Meetings
Majority Vote to Elect Directors	Proxy Access with 3% / Three-Year Threshold
Substantial Majority of Independent Directors	One Class of Stock with Equal Voting Rights
Robust Independent Director Role	Annual Say-on-Pay Vote
Regular Executive Sessions	Proactive Stockholder Engagement



WHAT WE DO NOT DO

No Poison Pill	No Supermajority Voting Provisions

Proxy Statement
for the 2018 Annual Meeting of
Stockholders on May 9, 2018

GILEAD SCIENCES, INC.
333 Lakeside Drive
Foster City, California 94404

We are providing these proxy materials in connection with the solicitation by the Board of Directors (the "Board") of Gilead Sciences, Inc., a Delaware corporation ("Gilead," "we," "our" or "us"), of proxies to be voted at our 2018 annual meeting of stockholders (the "Annual Meeting") to be held on Wednesday, May 9, 2018 at 10:00 a.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Westin San Francisco Airport, 1 Old Bayshore Highway, Millbrae, California 94030.

We first mailed or made available this Proxy Statement and the accompanying proxy card on or about March 26, 2018 to all stockholders entitled to vote at the Annual Meeting.

Corporate Governance

Proposal 1 ▸ Election of Directors

There are nine nominees for the Board positions presently authorized. Proxies cannot be voted for a greater number of persons than the number of nominees standing for election. Directors are elected by a majority of the votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director) with respect to the election of each director at the Annual Meeting. Each director who is elected will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until such director's earlier death, resignation or removal. Each nominee listed below, other than Jacqueline K. Barton, is currently a director of Gilead and was previously elected by the stockholders at the 2017 annual meeting of stockholders. Dr. Barton, who previously served on Gilead's Scientific Advisory Board, was recommended for consideration to our Nominating and Corporate Governance Committee by members of our Board. Nicholas E. Moore is retiring effective at the Annual Meeting, and our Board size will be reduced from ten to nine positions effective at the Annual Meeting.

Shares represented by executed proxies will be voted for or against the election of the nine nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as our Board may propose or the Board may reduce the size of the Board. Each person nominated for election has agreed to serve if elected and our Board and management have no reason to believe that any nominee will be unable to serve.

Our Nominating and Corporate Governance Committee recommended each of the nominees listed below to our Board for nomination. Each member of our Nominating and Corporate Governance Committee meets the criteria of "independent director" as specified by applicable laws and regulations of the U.S. Securities and Exchange Commission (the "SEC"), the listing rules of NASDAQ and our Board Guidelines, as determined affirmatively by our Board.

> **The Board unanimously recommends a vote "FOR" each named nominee.** ✓

The Gilead Board of Directors

In identifying potential director nominees, the Nominating and Corporate Governance Committee considers Board candidates recommended through a variety of methods and sources. These include suggestions from current Board members, senior management, stockholders, professional search firms and other sources. Our Nominating and Corporate Governance Committee reviews all candidates in the same manner regardless of the source of the recommendation.

Evaluating Director Candidates

In evaluating candidates for membership on the Board, our Nominating and Corporate Governance Committee considers the candidate's relevant experience, the number and nature of other board memberships held and possible conflicts of interest. Diversity is an important attribute of a well-functioning board. Our Nominating and Corporate Governance Committee advises our Board on matters of diversity, including race, gender, culture, thought and geography, and nominates director candidates that will cause the Board to reflect a range of viewpoints, backgrounds, skills, experience and expertise. Our Nominating and Corporate Governance Committee seeks to include diverse candidates in any director search. In addition to the traditional candidate pool of corporate directors and officers, the committee also considers qualified candidates from a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations and trade associations. In November 2017, our Board amended the Nominating and Corporate Governance Committee Charter to formalize our Board's commitment to diversity. Each year, our Nominating and Corporate Governance Committee reviews its Board membership criteria and assesses the composition of the Board against the criteria.

Our Nominating and Corporate Governance Committee will also consider all factors it determines appropriate to meeting the needs of the Board at that particular time. According to the Board membership criteria established by our Nominating and Corporate Governance Committee, candidates nominated for election or reelection to the Board should possess the following qualifications:

- the highest standards of personal and professional integrity;

- the ability and judgment to serve the long-term interest of our stockholders;

- experience and expertise relevant to our business and that will contribute to the overall effectiveness and diversity of the Board;

- broad business and social perspective;

- the ability to communicate openly with other directors and to meaningfully and civilly participate in the Board's decision-making process;

- commitment to serve on the Board for an extended period of time to ensure continuity and to develop knowledge about our business and willingness to devote appropriate time and effort to fulfilling the duties and responsibilities of a Board member;

- independence from any particular constituency; and

- the ability and willingness to objectively appraise the performance of management.

It is the policy of our Nominating and Corporate Governance Committee to consider properly submitted stockholder recommendations of new director candidates. The Nominating and Corporate Governance Committee's evaluation process for director nominees does not vary based on whether a candidate is recommended by a stockholder or the Board. Any stockholder recommendation must include the candidate's name and qualifications for Board membership, the candidate's age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by the candidate and all other information that would be required to solicit a proxy under federal securities law. In addition, the recommendation must include the stockholder's name, address and the number of shares beneficially owned. The recommendation should be sent to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404. The recommendation must be delivered to the Corporate Secretary prior to the same deadline for director nominations not for inclusion in the proxy materials, as described under question 15 in "Questions and Answers."

Skills and Qualifications of our Director Nominees

The table below includes some of the skills, qualifications, backgrounds and experience of each director nominee that led our Board of Directors to conclude that he or she is qualified to serve on our Board. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the Board.

Qualification and Skills	Cogan	Barton	Kramer	Lofton	Martin	Milligan	Whitley	Wilson	Wold-Olsen
Active/Retired CEO or COO				■	■	■			
Financial Expertise/Financial Community Experience	■		■	■	■	■			■
Government	■	■			■		■	■	■
Medical Services				■			■		■
Healthcare Policy	■			■	■		■		■
Ph.D. or M.D.	■	■			■	■			
Academic	■	■					■	■	

Director Tenure of Nominees



3 >13 years

3 0-4 years

2 9-12 years

1 5-8 years

Nominees

Our Nominating and Corporate Governance Committee has evaluated and recommended, and the full Board has considered and nominated for election at the Annual Meeting, each of the nine directors described below. The names of the nominees and certain information about them as of March 26, 2018, as well as the specific experience, qualifications, attributes or skills of the director nominees that led our Nominating and Corporate Governance Committee to conclude that the nominee should serve as a director of Gilead, are set forth below:



John F. Cogan, Ph.D.

Age: 70

Director Since: 2005

Lead Independent Director Since: May 2013

Committees:
Audit
Scientific

Dr. Cogan is currently the Leonard and Shirley Ely Senior Fellow at the Hoover Institution at Stanford University, where he has had a continuing appointment since 1980. Dr. Cogan's current research is focused on U.S. budget and fiscal policy, healthcare and social security. Dr. Cogan has held a number of positions in the U.S. government, including Assistant Secretary for Policy in the U.S. Department of Labor and Associate Director and Deputy Director in the U.S. Office of Management and Budget. Dr. Cogan is a trustee of the Charles Schwab Family of Funds and a former director of Venture Lending and Leasing Funds.

Relevant Experience, Qualifications and Skills: Significant experience in economic healthcare policy, including U.S. budget and fiscal policy, healthcare and social security. Significant policymaking and government experience.



Jacqueline K. Barton, Ph.D.

Age: 65

Director Since: 2018

Independent

Committee:
Scientific

Dr. Barton is the John G. Kirkwood and Arthur A. Noyes Professor of Chemistry and Norman Davidson Leadership Chair of the Division of Chemistry and Chemical Engineering at the California Institute of Technology, where she has been a member of the faculty for nearly 30 years. She served on the Board of Directors of the Dow Chemical Company from 1993-2017 and is currently a member of the Material Sciences Advisory Committee of DowDupont, Inc. Dr. Barton founded and served on the Board of GeneOhm Sciences Inc., a molecular diagnostics company acquired by Becton Dickinson and Company in 2005, and was a member of Gilead's Scientific Advisory Board from 1989-2007. She is a member of the National Academy of Sciences, the National Academy of Medicine, and the American Philosophical Society. In 2011, Dr. Barton received the 2010 National Medal of Science for her discovery of new chemistry of the DNA helix, and in 2015, she received the Priestley Medal, the highest award of the American Chemical Society.

Relevant Experience, Qualifications and Skills: Extensive experience in the field of chemistry. Significant policymaking and government experience.



Kelly A. Kramer

Ms. Kramer is currently Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., the world's largest computer networking company. Prior to that, she was Senior Vice President of Corporate Finance at Cisco. She previously served as Vice President and Chief Financial Officer of GE Healthcare Systems and Chief Financial Officer of GE Healthcare Biosciences. Ms. Kramer has also worked in GE's Corporate Headquarters, Transportation Systems and Aerospace divisions. She is a member of the board of the Silicon Valley Chapter of City Year, a non-profit organization that provides educational support for at-risk students in high-poverty communities.

Relevant Experience, Qualifications and Skills: Significant financial expertise, including serving as a chief financial officer.

Age: 50
Director Since: 2016
Independent
Committee:
Audit



Kevin E. Lofton

Mr. Lofton is currently, and has been since 2003, the Chief Executive Officer of Catholic Health Initiatives. Headquartered in Denver, the healthcare system has revenues of over $15 billion and operates the full continuum of services from hospitals to home health agencies throughout the nation. He previously served as Chief Executive Officer of two university hospitals, the University of Alabama at Birmingham Hospital and Howard University Hospital. In 2007, Mr. Lofton served as Chairman of the Board of the American Hospital Association, the nation's largest hospital trade association. In May 2016, he received an honorary Doctor of Humanities in Medicine degree from the Baylor College of Medicine. In 2014, The Healthcare Financial Management Association awarded the Richard L. Clarke Board of Directors Award to Mr. Lofton in recognition of his extensive and far reaching work in the area of healthcare disparities and creating healthier communities. Mr. Lofton also serves on the Board of Directors of Rite Aid Corporation.

Relevant Experience, Qualifications and Skills: Significant leadership experience, including serving as a chief executive officer. Expertise and knowledge in health systems management and patient care. Demonstrated commitment to ensuring that healthcare patients have access to medical services.

Age: 63
Director Since: 2009
Independent
Committees:
Audit
Compensation



John C. Martin, Ph.D.

Age: 66

Director Since: 1996

Chairman of the Board

Dr. Martin served as Gilead's Executive Chairman from March 2016 to March 2018, when he transitioned to his current role of Chairman of the Board. He served as Chairman and Chief Executive Officer of Gilead from June 2008 through March 2016 and President and Chief Executive Officer from 1996 through May 2008. Prior to joining Gilead in 1990, Dr. Martin held several leadership positions at Bristol-Myers Squibb and Syntex Corporation. Dr. Martin previously served as President of the International Society for Antiviral Research, Chairman of the Board of Directors of BayBio and Chairman of the Board of Directors of the California Healthcare Institute ("CHI"). He served on the National Institute of Allergy & Infectious Diseases Council, the Board of Directors of the Biotechnology Industry Organization and the Board of Directors for CHI, the Board of Trustees of the University of Chicago, the Board of Trustees of Golden Gate University and the External Scientific Advisory Board of the University of California School of Global Health. Additionally, Dr. Martin served on the Centers for Disease Control/Health Resources and Services Administration's Advisory Committee on HIV and STD Prevention and Treatment and was a member of the Presidential Advisory Council on HIV/AIDS. Dr. Martin holds a Ph.D. in organic chemistry from the University of Chicago, an MBA from Golden Gate University and a bachelor's of science degree in chemical engineering from Purdue University. He has received the Isbell Award from the American Chemical Society and the Gertrude B. Elion Award for Scientific Excellence from the International Society for Antiviral Research. In 2008, Dr. Martin was inducted into the National Academy of Engineering of the National Academies.

Relevant Experience, Qualifications and Skills: Significant leadership and business experience. Significant scientific experience, as he holds a Ph.D. in organic chemistry and previously served as a member of the Presidential Advisory Council on HIV/AIDS from 2006 to 2009. Breadth of knowledge about Gilead's business as a result of employment at Gilead since 1990 in numerous leadership positions.



John F. Milligan, Ph.D.

Age: 57

Director Since:
January 2016

Dr. Milligan was appointed Chief Executive Officer of Gilead in March 2016. He was appointed President in 2008, and served as our Chief Operating Officer from 2007 to 2016. He previously held multiple leadership roles within Gilead, including the position of Chief Financial Officer from 2002 to 2007. During his tenure at Gilead, Dr. Milligan has led teams that have developed, manufactured and commercialized more than 20 new therapies for significant unmet needs. He has managed multiple transformative acquisitions, licensing agreements and financings, helping the company grow into a worldwide organization reaching more than 11 million patients. He is a member of the board of directors of Pacific Biosciences of California, Inc. He is also a Trustee of Ohio Wesleyan University. Dr. Milligan received his BA from Ohio Wesleyan University, his Ph.D. in biochemistry from the University of Illinois and was an American Cancer Society postdoctoral fellow at the University of California at San Francisco.

Relevant Experience, Qualifications and Skills: Significant leadership and business experience. Significant scientific experience. Breadth of knowledge about Gilead's business as a result of employment at Gilead since 1990 in numerous leadership positions.



Richard J. Whitley, M.D.

Age: 72

Director Since: 2008

Independent

Committees:
Nominating and Corporate
Governance
Scientific (Chair)

Dr. Whitley is a Distinguished Professor, Loeb Scholar Chair in Pediatrics, and Professor of Pediatrics, Microbiology, Medicine and Neurosurgery at the University of Alabama at Birmingham. He is the Co-Director, Division of Pediatric Infectious Diseases; Vice-Chair, Department of Pediatrics; Senior Scientist, Department of Gene Therapy; Director for Drug Discovery and Development and Associate Director, Comprehensive Cancer Center; and Co-Founder and Co-Director, Alabama Drug Discovery Alliance. Dr. Whitley is responsible for the National Institute of Allergy and Infectious Diseases Collaborative Antiviral Study Group, and directs a center for drug discovery in the arena of emerging infections. He is a past President of the International Society of Antiviral Research and the Infectious Diseases Society of America, and currently chairs both the NIAID Recombinant DNA Advisory Council and the NIAID HIV Vaccine Data Safety and Management Board. He is an elected member of the American Society of Clinical Investigation, the Association of American Physicians and an Honorary member of the Irish Academy of Science.

Relevant Experience, Qualifications and Skills: Significant medical and health policy experience. Extensive experience in the field of antiviral medicine. Breadth of knowledge about Gilead's business as a result of service on Gilead's Scientific Advisory Board from 2003 to 2008.



Gayle E. Wilson

Age: 75

Director Since: 2001

Independent

Committees:
Nominating and Corporate
Governance (Chair)
Scientific

Mrs. Wilson served as California's First Lady from 1991 to 1999. Mrs. Wilson is a member of the board of directors of the Ralph M. Parsons Foundation, a non-profit organization that provides grants for higher education, social impact, civic, cultural issues and health issues. She is also the Chair Emeritus of the Advisory Board of the California State Summer School for Math and Science, a member of the board of directors of ISI Life Sciences, Inc., a private biotechnology company, and a member of the board of trustees of the California Institute of Technology.

Relevant Experience, Qualifications and Skills: Significant experience in education, public policy and science and technology. Breadth of knowledge about Gilead's business as a result of service on Gilead's Board since 2001.



Per Wold-Olsen

Age: 70

Director Since: 2010

Independent

Committees:
Compensation (Chair)
Nominating and Corporate
Governance
Scientific

Mr. Wold-Olsen joined our Board in 2010, after serving as the Chair of Gilead's Health Policy Advisory Board since 2007. From 2005 to 2006, he served as President of the Human Health Intercontinental Division of Merck & Co., Inc., a global pharmaceutical company. From 1997 until 2005, he served as President of Human Health Europe, Middle East/Africa and Worldwide Human Health Marketing for Merck. Mr. Wold-Olsen is currently Chairman of the Board of GN Store Nord A/S. He also serves as a director of Novo A/S. Mr. Wold-Olsen is Chair of the Board of the Medicines for Malaria Venture (MMV), a non-profit initiative dedicated to the discovery, development and delivery of new medicines for the treatment of malaria.

Relevant Experience, Qualifications and Skills: Significant leadership and international business experience. Breadth of knowledge about Gilead's business as a result of service as Chair of Gilead's Health Policy Advisory Board from 2007 to 2009.

Director Emeritus

In 2006, our Board appointed Dr. George P. Shultz, one of our former directors, to serve as Director Emeritus. As an advisor to our Board, Dr. Shultz may attend Board meetings, including meetings of the Audit Committee and the Nominating and Corporate Governance Committee, the committees on which he served prior to his retirement, in a non-voting capacity.

Independence of the Board of Directors

The NASDAQ listing rules require that a majority of the members of a listed company's board of directors qualify as "independent" as affirmatively determined by our Board. In addition, our Board Guidelines require that a substantial majority of our Board consist of "independent" directors as defined by the Board Guidelines. Our Board Guidelines are available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

After a review of all relevant transactions and relationships between each director, and his or her family members, and us, our senior management and independent registered public accounting firm, our Board has determined that seven of our nine nominees for director, as well as our retiring director, Mr. Moore, are "independent" directors as specified by applicable laws and regulations of the SEC, the listing rules of NASDAQ and our Board Guidelines. Dr. Martin, our Chairman of the Board, and Dr. Milligan, our President and Chief Executive Officer, are not independent directors.

Majority Vote Standard for Election of Directors

Our bylaws require directors to be elected by a majority of the votes cast with respect to such director in uncontested elections (number of shares voted "for" a director must exceed the number of shares voted "against" that director). In a contested election (a situation in which the number of nominees for director exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares voting in the election of directors at any such meeting at which a quorum is present. Under our Board Guidelines, any director who fails to receive at least a majority of the votes cast in an uncontested election must tender his or her resignation to our Board. Our Nominating and Corporate Governance Committee would then evaluate the tendered resignation and make a recommendation to our Board to accept or reject the resignation or to take other action. Our Board will act on our Nominating and Corporate Governance

Committee's recommendation and publicly disclose its decision and the rationale for such decision within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in our Board's decision. If a nominee who was not already serving as a director does not receive at least a majority of the votes cast for such director at the annual meeting, that nominee will not become a director.

Our Board has adopted certain corporate governance principles, which we refer to as our Board Guidelines, to promote the functioning of the Board and its committees and the interests of stockholders and to set forth a common set of expectations as to how the Board, its various committees and individual directors should perform their functions. Our Board Guidelines are available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

The Board's Role and Responsibilities

Oversight of Risk

The Board exercises its oversight responsibility directly and through its committees. The Board considers specific risk topics directly, including, but not limited to, risks associated with our company's strategic plan and risks relating to pricing strategies of newly approved products. The Board has delegated oversight of certain risks to relevant committees:



Audit Committee

Reviews risks associated with our financial and accounting systems, accounting policies and investment strategies, in addition to finance-related public reporting, regulatory compliance and certain other matters delegated to the Committee, including risks associated with our information systems and technology (including cybersecurity).

Compensation Committee

Evaluates our compensation policies and practices to help ensure that these policies and practices do not incentivize employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on Gilead.

Nominating and Corporate Governance Committee

Reviews our management of non-financial or non-compensation-related risks, including, but not limited to, clinical trials, manufacturing, product promotion, human resources and environmental, social and governance matters.

Each of the committees periodically reports to the Board of Directors on its risk oversight activities. In addition to receiving reports from our Board committees, our Board of Directors periodically reviews Gilead's management of

specific material risks or legal developments. We believe our Board's leadership structure effectively supports the Board's independent evaluation and management of risk.

Code of Ethics

Our written Code of Ethics applies to all of our directors and employees, including our executive officers. The Code of Ethics is available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance." Changes to or waivers of the

Code of Ethics will be disclosed on the same website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver of, any provision of the Code of Ethics by disclosing such information on the same website.

Stockholder Communications with our Board of Directors

Stockholders may communicate with our Board by sending a letter to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404. Our Corporate Secretary reviews all communications from stockholders, but may, in his sole discretion, disregard any communication that he believes is not:

- related to our business;
- within the scope of our responsibility;
- credible; or
- material or potentially material.

If deemed an appropriate communication, the Corporate Secretary will submit the stockholder communication to the member of the Board addressed in the communication and to our Lead Independent Director. We maintain a "Stockholders Communications with the Board" policy that outlines the applicable procedures and is available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

Board Structure

Board Leadership

Our Board has chosen to separate the roles of Chief Executive Officer and Chairperson of the Board. Dr. Milligan is our President and Chief Executive Officer and Dr. Martin is our Chairman of the Board.

As President and Chief Executive Officer, Dr. Milligan is responsible for day-to-day management of the company and the overall execution of our strategy.

Our Board believes that it is currently in the best interests of Gilead and its stockholders for Dr. Martin to serve as our Chairman of the Board, for the following reasons:

- Dr. Martin's previous experience as our Chief Executive Officer as well as his experience serving as Chairman of the Board since May 2008 enable him to provide unique insight into our company; and
- Dr. Martin has deep knowledge of our industry and strong relationships across the industry and in the scientific and medical communities and can help Gilead execute its strategy and business plans to maximize stockholder value.

Our Board believes that given the proven leadership capabilities, breadth of industry experience and business success of both Drs. Milligan and Martin, Gilead is best served by this leadership structure.

Our Board Guidelines provide that the independent directors will designate a Lead Independent Director when the Chairperson is not an independent director. Dr. Cogan has served as the Lead Independent Director since May 2013.

We believe our current Board leadership structure provides effective oversight of management and strong leadership of the independent directors. The defined role of Lead Independent Director at Gilead is closely aligned with the role of an independent Chairperson. As set forth in the Lead Independent Director Charter, the Lead Independent Director has clearly delineated and comprehensive duties.

Lead Independent Director duties include:

- presiding at meetings of the Board at which the Chairperson is not present, including executive sessions of the independent directors;

- serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;

- approving information sent to the Board and its committees;

- approving agendas for the Board;

- approving meeting schedules to ensure there is sufficient time for discussion of all agenda items;

- calling meetings of the independent directors when necessary and appropriate;

- responding directly to stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group;

- advising the Board and the Board committees on the retention of advisers and consultants to report directly to the Board; and

- communicating to management, as appropriate, the results of private discussions among independent directors.

In 2017, after discussions with our stockholders, we added additional responsibilities to the Lead Independent Director Charter as follows:

- encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;

- facilitating the effective functioning of key Board committees and provide input on functioning of the committees, when required;

- participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;

- providing guidance on director succession and development;

- ensuring Board agendas provide Board with ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;

- unless otherwise directed by the Board, serving as the independent directors' representative in crisis situations;

- monitoring conflicts of interest of all directors, including the Chief Executive Officer;

- participating in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management; and

- representing independent directors in communications with other stakeholders, as required.

In addition, as required by our Board Guidelines, Gilead's independent directors meet without executive management on a routine basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning. In addition to his role as Lead Independent Director, Dr. Cogan is a member of the Audit Committee and the Scientific Committee and frequently attends meetings of other Board committees. In addition, Dr. Cogan leads the Board in conducting an annual assessment of the Board and committees of the Board to evaluate their effectiveness.

The Lead Independent Director Charter is available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

Meetings of our Board of Directors and Board Committees; Attendance at Annual Meetings

Our Board has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Scientific Committee. All directors attended at least 75% of the aggregate of all meetings of our Board and of the committees on which they served during the year ended December 31, 2017 (or the period for which they served). Current committee membership and the number of meetings of our full Board and committees held in 2017 are shown in the table below:

	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Scientific Committee
Jacqueline K. Barton	Member				Member
John F. Cogan	Lead Independent Director	Member			Member
Kelly A. Kramer	Member	Member			
Kevin E. Lofton	Member	Member	Member		
John C. Martin	Chairman				
John F. Milligan	Member				
Nicholas G. Moore	Member	Chair	Member		
Richard J. Whitley	Member			Member	Chair
Gayle E. Wilson	Member			Chair	Member
Per Wold-Olsen	Member		Chair	Member	Member
Number of 2017 Meetings	9	11	7	5	2

Our Board expects our directors to attend our annual meetings of stockholders. Of all our then-serving Board members, all attended our 2017 annual meeting of stockholders.

Committees of our Board of Directors

Audit Committee

2017 Meetings	Current Committee Members		Charter
11	Nicholas G. Moore (Chair) John F. Cogan	Kelly A. Kramer Kevin E. Lofton	Available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

Our Board has determined that all members of our Audit Committee are "independent directors" under the criteria specified by applicable laws and regulations of the SEC, the listing rules of NASDAQ and our Board Guidelines, including the heightened independence standards under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 10A-3. Our Board has determined that Mr. Moore and Ms. Kramer each qualify as an "audit committee financial expert," as defined in applicable SEC rules.

Our Audit Committee oversees, on behalf of our Board, our corporate accounting, financial reporting process and systems of internal accounting and financial controls.

Our Audit Committee:

- is directly responsible for the selection, appointment, retention, compensation, oversight and, where appropriate, the replacement of the independent registered public accounting firm (the "auditors");
- approves the engagement of proposed audit, review and attest services, as well as permissible non-audit services by our auditors;
- evaluates the performance, independence and qualifications of the auditors;
- reviews periodic reports prepared by the auditors regarding the auditors' internal quality control procedures and any material issues raised by internal quality-control reviews or by inquiries or investigations by governmental or professional authorities;
- monitors the rotation of audit partners on our engagement team and is involved in the selection of the lead audit partner;
- meets with the auditors and our financial management to review the scope and cost of proposed audits and the audit procedures to be utilized, and, following the conclusion thereof, reviews the results of such audits, including any findings, comments or recommendations of the auditors;
- discusses with the auditors and our financial and accounting management the scope, adequacy and effectiveness of our internal control over financial reporting, including the adequacy of the systems of reporting to our Audit Committee;
- reviews the potential effect of regulatory and accounting developments on our consolidated financial statements;
- reviews significant reporting issues or judgments made in connection with the preparation of our consolidated financial statements;
- reviews and approves, in advance, or ratifies all related party transactions in accordance with applicable laws, SEC rules and NASDAQ requirements;
- oversees the establishment and maintenance of disclosure controls and procedures;
- reviews draft earnings releases and the financial statements to be included in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, including the results of the annual audit and the results of the auditors' review of our quarterly condensed consolidated financial statements;
- meets with internal audit management to review and approve the annual internal audit plan and budget and to review the results of internal audit activities; and
- oversees our management of risks associated with financial and accounting systems, accounting policies, public reporting, investment strategies and cybersecurity, including the periodic review with management of our efforts to identify and mitigate such risks.

Our Audit Committee has established procedures for the confidential submission of employee concerns regarding accounting, internal accounting controls or auditing matters under the Complaint Procedure and Non-Retaliation Policy. Our Audit Committee receives quarterly reports from management on all complaints made under our Complaint Procedure and Non-Retaliation Policy.

Our Audit Committee regularly meets in executive session and in private sessions with each of Gilead's Chief Financial Officer and representatives of Ernst & Young LLP, and from time to time, Gilead's General Counsel, Corporate Controller and Vice President of Internal Audit, at which candid discussions regarding financial management, legal, accounting, auditing and internal control issues take place.

Compensation Committee

2017 Meetings	Current Committee Members	Charter
7	Per Wold-Olsen (Chair) Kevin E. Lofton Nicholas G. Moore	Available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

Our Board has determined that all members of our Compensation Committee are independent directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of NASDAQ and our Board Guidelines. The members of our Compensation Committee are "outside directors" as determined under Section 162(m) of the Internal Revenue Code and "non-employee directors" as determined under Rule 16b-3 under the Exchange Act.

Our Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs.

These duties include:

- taking any and all actions which may be taken by the Board with respect to the compensation level of our executive officers, including but not limited to the development of compensation policies and the review of compensation arrangements;

- overseeing the administration and review of our compensation plans, including our 2004 Equity Incentive Plan, Employee Stock Purchase Plan, corporate bonus plan, deferred compensation program and our Internal Revenue Code Section 162(m) Bonus Plan;

- evaluating the performance of Dr. Milligan, our President and Chief Executive Officer, and reviewing and approving his compensation, subject to ratification by the independent directors of the Board;

- reviewing and approving the compensation arrangements for our other executive officers;

- establishing the stock ownership guidelines applicable to executive officers and recommending stock ownership guidelines applicable to the non-employee Board members;

- reviewing and discussing the "Compensation Discussion and Analysis" included in our Proxy Statement for each annual meeting;

- reviewing the results of the most recent stockholder advisory vote on executive compensation and overseeing our submissions to stockholders on executive compensation matters; and

- appointing, determining the compensation of and overseeing the independent compensation advisers retained by the Compensation Committee.

Our Compensation Committee has the authority to engage the services of its own outside advisors to assist it in determining the compensation of our executive officers. Our Compensation Committee has retained Frederic W. Cook & Co. ("FW Cook"), a national compensation consulting firm, as its independent compensation consultant. FW Cook reports directly to our Compensation Committee and provides various executive compensation services to our Compensation Committee, including advising the Committee on the following matters:

- the principal aspects of our Chief Executive Officer's compensation;

- evolving industry practices; and

- providing market information and analyses regarding the competitiveness of our program design for both our executive officers and the non-employee Board members.

FW Cook provides consulting services solely to our Compensation Committee and does not provide any other services to Gilead.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee consists of Mr. Per Wold-Olsen (Chair), Mr. Kevin Lofton and Mr. Nicholas Moore. None of the members of our Compensation Committee who served during 2017 is currently or has been, at any time since our formation, one of our officers or employees. During 2017, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee. None of the members of our Compensation Committee who served during 2017 currently has or has had any relationship or transaction with a related person requiring disclosure pursuant to Item 404 of Regulation S-K.

Nominating and Corporate Governance Committee

2017 Meetings	Current Committee Members	Charter
5	Gayle E. Wilson (Chair) Richard J. Whitley Per Wold-Olsen	Available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

Our Board has determined that all members of our Nominating and Corporate Governance Committee are independent directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of NASDAQ and our Board Guidelines.

Our Nominating and Corporate Governance Committee performs several functions.

Among other things, our Nominating and Corporate Governance Committee:

- develops and periodically reviews the desired qualifications of members of the Board and its committees;

- advises our Board on matters of diversity, including race, gender, culture, thought and geography;

- determines the need for new directors and, as appropriate, leads the search for diverse individuals qualified to become members of the Board;

- recommends director nominees to the Board to be presented for stockholder approval at the annual meeting of stockholders;

- reviews the Board's committee structure and recommends directors to serve as members and chairpersons of each committee for the Board's approval;

- determines on an annual basis the members of the Board who meet the independence requirements and members of the Audit Committee who meet the financial expert requirements;

- reviews our corporate governance policies and practices and recommends new policies and changes to existing policies for the Board's approval;

- develops an annual self-evaluation process for the Board and its committees and, as appropriate, makes recommendations to the Board regarding its findings;

- oversees our management of non-financial or non-compensation policies-related risks; and

- reviews our political expenditure policies and expenditures, including payments to trade associations.

Scientific Committee

2017 Meetings	Current Committee Members		Charter
2	Richard J. Whitley (Chair) Jacqueline K. Barton John F. Cogan	Gayle E. Wilson Per Wold-Olsen	Available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

Our Scientific Committee advises our Board regarding our research strategies, including providing strategic advice on our current and planned research programs and emerging science and technology issues and trends.

Executive Sessions

As required under our Board Guidelines, our independent directors meet in regularly scheduled executive sessions at which only they are present. Dr. Cogan, our Lead Independent Director, presides over these executive sessions. At these executive sessions, the independent directors review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Additionally, executive sessions may be convened by the Lead Independent Director at his discretion and will be convened if requested by any other independent director.

Board Processes

Certain Relationships and Related Person Transactions

Indemnity Agreements

We have entered into indemnity agreements with each of our executive officers (including our Named Executive Officers) and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of us, and otherwise to the full extent permitted under Delaware law and our bylaws.

Policies and Procedures

Our Audit Committee is responsible for reviewing and approving, in advance, all related person transactions. Related persons include any of our directors or executive officers, certain of our stockholders and their immediate family members and transactions include any transaction or arrangement in which the amount involved exceeds $120,000 where the company or any of its subsidiaries is a participant and a related person has a direct or indirect material interest. In reviewing and approving any such transactions, our Audit Committee considers all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the extent of the related person's interest in the transaction. The responsibility for reviewing and approving such transactions is set forth in writing in the Audit Committee Charter. A copy of the Audit Committee Charter is available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

To identify related person transactions, each year we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transactions with us in which the executive officer or director or their immediate family members have a material interest.

We review related person transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. In addition, our Nominating and Corporate Governance Committee determines, on an annual basis, which members of our Board meet the definition of independent director under the criteria specified by applicable laws and regulations of the SEC, the listing rules of NASDAQ and our Board Guidelines. The obligation for this determination is set forth in writing in the Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee Charter is available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance." Our Nominating and Corporate Governance Committee reviews and discusses any relationships with directors that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. Finally, our Code of Ethics establishes the corporate standards of behavior for all our employees, officers, and directors and sets our expectations of contractors and agents. The Code of Ethics is available on our website at *http://www.gilead.com* in the Investors section. Our Code of Ethics requires any person who becomes aware of any departure from the standards in our Code of Ethics to report his or her knowledge promptly to a supervisor or an attorney in the legal department.

Compensation of Non-Employee Board Members

General

The members of our Board of Directors play a critical role in guiding our strategic direction and overseeing our management. In recent years, the evolving role and responsibilities of the Board have increased the time commitment required for, and risks associated with, board service. As a result, the demand for highly qualified and experienced individuals who are capable of serving as the directors of a large public company has also increased.

These dynamics make it imperative that we provide a competitive compensation program for our non-employee directors. Such directors are accordingly compensated based upon their respective levels of Board participation and responsibilities, including service on Board committees, and receive

a combination of annual cash retainers and equity compensation in the form of stock options and restricted stock unit awards. In addition, our non-employee directors are also reimbursed for their business-related expenses incurred in connection with attendance at Board and committee meetings and related activities. Dr. Milligan and Dr. Martin did not receive additional compensation for their service on our Board during 2017.

Our Compensation Committee reviews our non-employee director compensation program on an annual basis with its independent advisor. Any recommended changes to the program are then presented to the independent members of the Board for their consideration and approval.

Non-Employee Board Member Compensation

Our non-employee directors are compensated through annual equity awards under a pre-established grant-date fair value formula and annual cash retainers for Board and Board committee service.

Cash Payments and Equity Awards

The following table sets forth the compensation arrangements for our non-employee Board members during 2017:

	2017 Non-Employee Board Member Compensation		
		Grant-Date Value of Equity Awards[2]	
	Cash Payment[1]	Options[4]	Restricted Stock Units[4]
All Non-Employee Board Members	$75,000 retainer	$150,000	$150,000
Lead Independent Director	$75,000[3] additional cash retainer	None	None
Audit Committee Chair	$20,000 additional cash retainer	None	None
Compensation Committee Chair	$15,000 additional cash retainer	None	None
Nominating and Scientific Chairs	$15,000 additional cash retainer	None	None
Committee Member (in addition to any Committee Chair fees)	$20,000 additional cash retainer for each committee	None	None

[1] A non-employee director's actual annual cash retainer will be equal to the aggregate of his or her retainer fee for Board service ($75,000) plus his or her retainers for service on one or more Board committees (e.g., if the Audit Committee Chair also serves as a member on the Compensation Committee, the total dollar amount of the cash retainer will be $135,000).

[2] The number of shares of our common stock subject to the option portion of the annual equity award will be calculated as follows: $150,000 divided by [(closing market price per share of our common stock on the grant date) multiplied by (Black-Scholes option-valuation percentage)], with any fractional share rounded down to the next whole share. The number of shares of our common stock subject to the restricted stock unit portion of the annual equity award will be calculated by dividing $150,000 by the closing market price per share of our common stock on the award date, with any fractional share rounded down to the next whole share.

[3] The Lead Independent Director will receive an additional retainer of $75,000 should the Lead Independent Director not serve on any committees of the Board or $40,000 should the director serve on a committee (in addition to any retainer amounts for Committee service).

[4] The Lead Independent Director, Committee Chairs and other Committee members do not receive any additional equity awards for their Lead Independent Director or Committee service.

For his service as Chairman of the Board commencing in March 2018, Dr. Martin will receive an additional retainer of $300,000, which he may elect to receive in cash or as equity awards.

Deferred Compensation Plan

Our Deferred Compensation Plan allows our non-employee directors to defer all or a portion of their cash retainer each year. The deferred amount may either be immediately converted into phantom shares of our common stock or invested in a designated group of investment funds, where none results in above-market interest under disclosure rules. To the extent that a non-employee director elects to defer his or her cash retainer into phantom shares, the resulting number of phantom shares of our common stock will be determined by dividing the deferred amount by the fair market value per share of our common stock on the conversion date. The resulting number of phantom shares will be paid out in actual shares of our common stock at the end of the deferral period. If the non-employee director elects to defer his or her retainer into investment funds, then he or she may select from among the 27 investment funds available under the Deferred Compensation Plan. These investment funds are substantially the same as those available under our broad-based Section 401(k) employee savings plan.

A non-employee director may elect to receive his or her deferred account balance at a designated age that is no earlier than age 50 and no later than age 75, or on the date of his or her cessation of Board service or on the second or fifth anniversary of that cessation date, in a lump sum or in annual installments not to exceed 10 years. An early distribution is permitted in the event of a financial hardship. In the event of death, an account balance will be distributed in a lump sum to the director's designated beneficiary.

Stock Ownership Guidelines

The Board of Directors maintains stock ownership guidelines to encourage our non-employee directors to retain a significant portion of their shares of our common stock. These stock ownership guidelines require our non-employee directors to hold shares of our common stock with an aggregate fair market value equal to or greater than five times their annual retainer. This guideline is to be achieved over a five-year period, measured from the date the non-employee director first joins the Board. As of December 31, 2017, all members of the Board are in compliance with their stock ownership guidelines.

Terms of Equity Awards

The stock options granted to our non-employee directors have an exercise price equal to the fair market value per share of our common stock on the date of grant (based on the closing market price for our common stock on that date as reported on the NASDAQ Global Select Market). Each option has a maximum term of 10 years, subject to earlier termination three years after the non-employee director's cessation of Board service (with service as Director Emeritus to be treated for such purpose as continued Board service). Each option vests in successive equal quarterly increments over a one-year period measured from the date of grant. The restricted stock unit awards granted to our non-employee directors vest upon the completion of one year of Board service measured from the date of grant. Initial equity awards for new non-employee directors are prorated based on the number of days remaining in the compensation period in which they commence Board service. The shares that vest under restricted stock unit awards may, pursuant to a director's advance election, be subject to a deferred issuance in up to five annual installments following his or her cessation of Board service.

The table below summarizes the compensation paid by us to non-employee Board members for the 2017 fiscal year:

2017 Director Compensation

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2][7]	Option Awards[3][7]	Total
John F. Cogan	$155,000[4]	$149,968	$150,835	$455,803
Kelly A. Kramer	$ 95,000[4]	$149,968	$150,835	$395,803
Kevin E. Lofton	$115,000[5]	$149,968	$150,835	$415,803
Nicholas G. Moore	$135,000[6]	$149,968	$150,835	$435,803
Richard J. Whitley	$130,000[4]	$149,968	$150,835	$430,803
Gayle E. Wilson	$130,000	$149,968	$150,835	$430,803
Per Wold-Olsen	$150,000	$149,968	$150,835	$450,803

[1] Represents cash retainer for serving on our Board and committees of the Board.

[2] Represents the grant-date fair value of the restricted stock unit award for 2,241 shares granted to each Board member during the 2017 fiscal year. The applicable grant-date fair value of each award was determined in accordance with FASB ASC Topic 718 and accordingly calculated by multiplying the number of shares of our common stock subject to the award by the closing price per share of our common stock on the award date, without any adjustment for estimated forfeitures related to such service vesting. No other stock awards were made to the non-employee Board members during the 2017 fiscal year.

[3] Represents the grant-date fair value of the stock option grant for 10,376 shares with an exercise price of $66.92 per share made to each Board member during the 2017 fiscal year. The applicable grant-date fair value of each award was calculated in accordance with FASB ASC Topic 718, and did not take into account any estimated forfeitures related to such service vesting. Assumptions used in the calculation of grant-date fair value are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2017, included in our Annual Report on Form 10-K for such fiscal year. No other option grants were made to the non-employee Board members during the 2017 fiscal year.

[4] Dr. Cogan, Ms. Kramer and Dr. Whitley elected to defer their entire retainer fees of $155,000, $95,000 and $130,000, respectively, as a cash deferral under our Deferred Compensation Plan.

[5] Of this amount, Mr. Lofton elected to defer $114,947 of his retainer fee and convert such amount into phantom shares of our common stock. The number of phantom shares was calculated by dividing that dollar amount by the closing price per share of our common stock on the conversion date. The resulting 1,624 phantom shares have a grant-date fair value of $114,947 and will be paid out in actual shares of our common stock at the end of the deferral period. Mr. Lofton was also paid $53 in cash in lieu of a fractional phantom share.

[6] Of this amount, Mr. Moore elected to defer $67,453 of his retainer fee and convert such amount into phantom shares of our common stock. The number of phantom shares was calculated by dividing that dollar amount by the closing price per share of our common stock on the conversion date. The resulting 953 phantom shares have a grant-date fair value of $67,453 and will be paid out in actual shares of our common stock at the end of the deferral period. Mr. Moore was also paid $47 in cash in lieu of a fractional phantom share. Mr. Moore also deferred an additional $67,500 of his fee as a cash deferral under our Deferred Compensation Plan.

[7] The following table shows for each named individual the aggregate number of shares subject to all outstanding options, restricted stock units and phantom shares held by that individual as of December 31, 2017:

Name	Number of Shares of Common Stock Subject to all Restricted Stock Units as of December 31, 2017[a]	Number of Shares of Common Stock Subject to all Outstanding Options as of December 31, 2017	Number of Shares of Common Stock Subject to all Phantom Shares as of December 31, 2017[b]
John F. Cogan	2,241	166,066	—
Kelly A. Kramer	2,241	15,987	—
Kevin E. Lofton	5,611	107,706	21,199
Nicholas G. Moore	23,377	72,778	27,348
Richard J. Whitley	4,028	91,846	6,492
Gayle E. Wilson	2,241	173,566	—
Per Wold-Olsen	2,241	99,406	—

[a] Restricted stock unit awards granted under the 2004 Plan accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding restricted stock unit awards. Dividend equivalents are accumulated and paid in cash when the underlying shares vest.

[b] Phantom shares accrue dividend equivalents and are paid in shares quarterly.

Audit Matters

Proposal 2 ▶ # Ratification of the Selection of Independent Registered Public Accounting Firm

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018 and has further directed that we submit the selection of our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited our financial statements since our inception in 1987.

The Board unanimously recommends a vote "FOR" Proposal 2. ✔

Annual Evaluation and Selection of Independent Auditor

To help ensure continuing auditor independence, our Audit Committee annually reviews Ernst & Young LLP's independence and performance in connection with the Committee's determination of whether to retain Ernst & Young LLP or engage another firm as our independent auditor. In the course of these reviews, our Audit Committee considers, among other things:

- Ernst & Young LLP's historical and recent performance on the Gilead audit;
- Ernst & Young LLP's institutional knowledge and expertise regarding Gilead's global business, accounting policies and practices and internal control over financial reporting;
- the professional qualifications of Ernst & Young LLP, the lead audit partner and other key engagement partners;

- Ernst & Young LLP's disclosures related to audit quality and performance, including recent PCAOB inspections; the appropriateness of Ernst & Young LLP's audit fees, including the fees that Ernst & Young LLP receives for non-audit services;
- the appropriateness of Ernst & Young LLP's audit fees, including the fees that Ernst & Young LLP receives for non-audit services;
- the quality and candor of Ernst & Young LLP's communications with the Audit Committee and management; and
- the potential impact of changing our independent registered public amounting firm.

Based on this evaluation, our Audit Committee has determined that Ernst & Young LLP is independent and that it is in the best interest of Gilead and its stockholders to continue to retain Ernst & Young LLP to serve as our independent auditors for 2018.

Rotation of Lead Audit Partner

The Audit Committee requires the lead audit partner to be rotated at least every five years. The process for selection of Gilead's lead audit partner pursuant to this rotation involves a meeting between the Chair of our Audit Committee and the candidate for the role as well as discussion by the full Audit Committee and management.

Principal Accountant Fees and Services

Our Audit Committee is responsible for audit firm compensation. The aggregate fees billed by Ernst & Young LLP for the years ended December 31, 2017 and 2016 for the professional services described below are as follows:

	2017	2016
Audit Fees[1]	$ 8,165,000	$ 7,596,000
Audit-Related Fees[2]	$ 355,000	$ 532,000
Tax Fees[3]	$ 2,144,000	$ 2,427,000
All Other Fees[4]	$ 2,000	$ 2,000
Total	$10,666,000	$10,557,000

[1] Represents fees incurred for the integrated audit of our consolidated financial statements and of our internal control over financial reporting and review of the interim condensed consolidated financial statements, as well as fees incurred for audit services that are normally provided by Ernst & Young LLP in connection with other statutory or regulatory filings or engagements.

[2] Represents fees incurred for assurance and related services that are traditionally performed by Ernst & Young LLP, are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These fees included accounting consultation services related to issuance of our senior unsecured notes, implementation of new accounting standards, and fees incurred in connection with specified procedures performed by Ernst & Young LLP in relation to user-defined reports.

[3] Represents fees primarily incurred in connection with domestic and international tax compliance and tax consultation services.

[4] Represents fees related to accessing Ernst & Young LLP's online research database in 2017 and 2016.

All of the services described above were pre-approved by our Audit Committee. The Committee concluded that the provision of these services by Ernst & Young LLP would not affect their independence.

Pre-Approval Policy and Procedures

To minimize relationships that could impair the objectivity of Ernst & Young LLP, our Audit Committee adopted policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. Under this policy, our Audit Committee must pre-approve all services provided by Ernst & Young LLP, and the policy prohibits the engagement of Ernst & Young LLP for certain specified services. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is a persuasive business reason for using Ernst & Young LLP over other providers. The policy provides that, as a general rule of thumb, the fees for these other services should be less than 25% of total audit fees. Pre-approval may be given as part of our Audit Committee's approval of the scope of Ernst & Young LLP's engagement or on an explicit case-by-case basis before Ernst & Young LLP is engaged to provide each service. The pre-approval of services may be delegated by our Audit Committee to a member of the Audit Committee. Our Audit Committee receives quarterly reports on the scope of services provided to date and planned to be provided by Ernst & Young LLP in the future.

Representatives of Ernst & Young LLP will be present at our Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, our Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, our Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, our Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Gilead and our stockholders.

Audit Committee Report

Our Audit Committee is composed of four directors and operates under a written charter adopted by the Board of Directors. Our Board has determined that all members of our Audit Committee are "independent" directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of NASDAQ and our Board Guidelines, including the heightened independence standards under Exchange Act Rule 10A-3.

Our Audit Committee oversees, on behalf of our Board, our corporate accounting, financial reporting process and systems of internal accounting and financial controls. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

Our Audit Committee is responsible for the selection, appointment, retention, compensation, oversight of the independent registered public accounting firm, Ernst & Young LLP. Our Audit Committee reviewed and discussed with Ernst & Young LLP the auditors' independence from Gilead and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and our Audit Committee discussed Ernst & Young LLP independence from Gilead.

We also considered whether Ernst & Young LLP's provision of non-audit services to Gilead is compatible with the auditor's independence. Our Audit Committee concluded that Ernst & Young LLP is independent from Gilead and its management.

We adopted auditor independence policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is a persuasive business reason for using Ernst & Young LLP over other providers. Our Audit Committee receives quarterly reports on the scope of services provided to date and planned to be provided by Ernst & Young LLP in the future.

Our Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2017 with management and Ernst & Young LLP. Our Audit committee has reviewed and discussed with Ernst & Young LLP the matters required to be discussed with the Audit Committee by Auditing Standard No. 1301, *Communications with Audit Committees*, issued by the PCAOB.

Based upon these reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in Gilead's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC. Our Board has approved this inclusion.

Audit Committee

NICHOLAS G. MOORE, Chair
JOHN F. COGAN
KELLY A. KRAMER
KEVIN E. LOFTON

Executive Officers

The names of our executive officers who are not also directors of Gilead and certain information about each of them as of March 26, 2018 are set forth below.

See Dr. Milligan's biography above under "Nominees" on page 17.



Gregg H. Alton

Age: 52

Joined Gilead Sciences in 1999

Position:
Executive Vice President, Corporate and Medical Affairs

Former Position:
General Counsel from 2000 to 2009

Mr. Alton is responsible for commercial and access operations in Asia, Latin America and Africa, government affairs and policy, public affairs and medical affairs. From 2000 to 2009 he served as General Counsel. Prior to joining Gilead, Mr. Alton was an attorney at the law firm of Cooley Godward, LLP, where he specialized in mergers and acquisitions, corporate partnerships and corporate finance transactions for healthcare and information technology companies. Mr. Alton is a member of the boards of the AIDS Institute and the Boys and Girls Clubs of Oakland. He is also a member of the U.S. Government's Industry Trade Advisory Committee on Intellectual Property Rights, the advisory boards of UCSF Global Health Sciences, USC Schaeffer Center for Health Policy and Economics, Pharmozyme, Inc. and the Dean's Advisory Council at Stanford Law School. In addition, he serves on Partners In Health's Board of Trustees. Mr. Alton received a bachelor's degree in legal studies from the University of California at Berkeley, and holds a JD from Stanford University.



Norbert W. Bischofberger, Ph.D.

Age: 62

Joined Gilead Sciences in 1990

Position:
Executive Vice President, Research and Development

Chief Scientific Officer

Dr. Bischofberger has served as our Executive Vice President, Research and Development since 2000 and Chief Scientific Officer since 2007. Prior to joining Gilead, Dr. Bischofberger was a Senior Scientist in Genentech, Inc.'s DNA Synthesis group from 1986 to 1990. Dr. Bischofberger serves on the Board of Bayer AG. He received his Ph.D. in Organic Chemistry at the Eidgenossische Technische Hochschule (ETH) in Zurich, Switzerland and performed postdoctoral research in steroid chemistry at Syntex. He also performed additional research in organic chemistry and applied enzymology in Professor George Whiteside's lab at Harvard University in Cambridge, Massachusetts.

*As announced in March 2018, Dr. Bischofberger will step down from his role at the end of April 2018.



Robin L. Washington

Age: 55

Joined Gilead Sciences in 2008

Position:
Executive Vice President and Chief Financial Officer

Ms. Washington oversees Gilead's global finance, information technology and facilities and operations. Ms. Washington was Chief Financial Officer at Hyperion Solutions, which was acquired by Oracle Corporation in 2007. She previously served in a number of executive positions with PeopleSoft, most recently in the role of Senior Vice President and Corporate Controller. Ms. Washington is a member of the Board of Directors of Honeywell International, the board of directors of Salesforce.com and the board of visitors, Graziadio School of Business and Management, Pepperdine University. She previously served on the board of directors of Tektronix, Inc. (acquired by Danaher) and the board of directors of MIPS Technologies Inc. (acquired by Imagination). She is a certified public accountant and holds a bachelor's degree in business administration from the University of Michigan and an MBA from Pepperdine University.

Executive Compensation

Proposal 3 ▶ Advisory Vote to Approve the Compensation of Our Named Executive Officers

General

Based upon a vote of stockholders at the 2017 annual meeting of stockholders, following our Board's recommendation for an annual advisory vote to approve the compensation of the Named Executive Officers, we are providing stockholders with an advisory vote to approve the compensation of our Named Executive Officers. Although the vote is non-binding, our Board and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions affecting our executive officers.

We encourage our stockholders to read the Compensation Discussion and Analysis, beginning on page 37 of this Proxy Statement, which describes the details of our executive compensation program and the decisions made by the Compensation Committee in 2017. Our 2017 corporate achievements are described under "Highlights of 2017 Performance" in the Compensation Discussion and Analysis.

Resolution

Our stockholders are being asked to approve by advisory vote the following resolution relating to the compensation of the Named Executive Officers in this Proxy Statement:

"RESOLVED, that Gilead's stockholders hereby approve the compensation paid to Gilead's executive officers named in the Summary Compensation Table of this Proxy Statement, as that compensation is disclosed pursuant to Item 402 of Regulation S-K, including the

Compensation Discussion and Analysis, the various compensation tables and the accompanying narrative discussion included in this Proxy Statement."

The vote on this resolution is not intended to address any specific element of compensation; rather the vote relates to the compensation of the Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

The Board unanimously recommends a vote "FOR" Proposal 3. ✔

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the components of our executive compensation program and the 2017 executive compensation decisions of the Compensation Committee of our Board of Directors (our "Compensation Committee") for our Named Executive Officers:



John F. Milligan
President and Chief Executive Officer
("Chief Executive Officer")



Kevin Young[2]
Chief Operating Officer



John C. Martin[1]
Executive Chairman



Norbert W. Bischofberger[3]
Executive Vice President, Research and Development and Chief Scientific Officer



Robin L. Washington
Executive Vice President and Chief Financial Officer

[1] As announced in December 2017, Dr. Martin transitioned from his role as Executive Chairman to Chairman of the Board of Directors in March 2018.

[2] As announced in September 2017, Mr. Young separated from Gilead in February 2018.

[3] As announced in March 2018, Dr. Bischofberger will step down from his role at the end of April 2018.

Company Overview

We are a research-based biopharmaceutical company that discovers, develops and commercializes innovative medicines in areas of unmet medical need. With each new discovery and investigational drug candidate, we seek to improve the care of people living with life-threatening diseases around the world.

- Gilead's exceptional scientific leadership has allowed the company to deliver numerous medical innovations over the past three decades. We marked our 30th anniversary in 2017, and we are building on that history by staying at the forefront of today's health challenges, working across the company to address the needs of people living with life-threating diseases.

- Our focus on innovation has allowed us to deliver more than 23 marketed products across our primary areas of focus: HIV/AIDS, liver diseases, hematology/oncology and inflammation/respiratory diseases.

- Over the past five years, we had 11 new drug approvals in the United States and many of these drugs were also approved in other countries. During that time we launched four of the top 10 pharmaceutical products based on first-year sales in the United States.

- We have operations in more than 35 countries and serve the rest of the world through our partnerships to help ensure patients have access to our medicines.

- Through our Access Operations and Emerging Markets program, we provide access to our HIV medicines to more than 11 million people living in low- and middle-income countries. These markets represent two thirds of people on HIV medicine in these regions. In addition, we partner with more than 2,000 organizations worldwide to help expand disease awareness and reduce health-related disparities.

- The following timeline shows our successful track record of developing and delivering innovative medicines in areas of unmet medical need.



Our industry's business model is characterized by significant capital investment, long lead times for discovery and development and unpredictable outcomes due to the nature of developing medication for human use.

- Our business faces multi-year development cycles, so the commercial and financial realization of return on investments in our product pipeline may take 12 years or more. With that context in mind, we created an effective compensation program in which we establish goals and metrics and measure performance

over the short- and long-term. Our compensation programs focus not only on the successful progression of research programs, clinical trials and the launch of new products, but also on performance across a range of shorter term goals and milestones that advance our long-term strategy.

- We are committed to building and sustaining long-term growth by expanding our product pipeline through internal discovery and clinical development programs, as well as through product acquisition and in-licensing strategies.

The following chart illustrates the drug development life cycle and highlights the importance of sustained investment and performance for companies in our industry, which ultimately drives commercial and financial results:



TYPICAL DRUG DEVELOPMENT LIFE CYCLE IS 12 YEARS

Scientific Conception	Research & Development	Marketing Application	Commercialization
▪ Significant capital investment (either through internal discovery or acquisition/in-licensing) ▪ Long lead times to identify potential new pathways	▪ Industry average to bring a product to market is 12 years ▪ Only 33% of Phase 2 candidates progress to Phase 3	▪ Significant government review period to achieve product and pricing approval	▪ Success depends on competitive and economic landscape ▪ Realization of financial investment

As a result of long development cycles, success in the early phases of development, while critical to our long-term strategy and short-term goals, may not be reflected in the current operating performance and our share price.

Highlights of 2017 Performance

2017 was marked by operational excellence across the business, as we accomplished many key goals that position us for future growth. During the year, we increased our net product revenue guidance as we observed strong performances across our HIV and cardiopulmonary products. We continued to execute on and maximize the opportunity in HCV despite declining patient starts due to the curative nature of the treatment. Our HCV treatments provide a cure for a previously chronic ailment and, as a result, we experienced an unprecedented number of patients beginning treatment immediately after product launch. As more and more patients are cured of HCV and no longer need the medicine, the patient starts naturally decline. We made two strategic acquisitions, Kite Pharma, Inc. ("Kite") and Cell Design Labs, Inc. ("CDL"), positioning us as an **industry leader in cell therapy**. Furthermore, we launched two new products, Yescarta™, the first chimeric antigen receptor ("CAR") T cell therapy approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, and Vosevi®, an important option for HCV patients who could not be cured with other therapies.

Pipeline Performance:

We made significant progress in building and advancing our pipeline across our therapeutic areas in 2017. We **continued to progress our HIV portfolio** with the regulatory filing and subsequent U.S. Food and Drug

Administration approval of Biktarvy (February 2018), our latest once-daily single tablet regimen that provides a new treatment option for a range of people living with HIV. And we continued to invest in research for next-generation HIV therapies, including long-acting injectables for the prevention or treatment of HIV. We also made **significant progress in our emerging therapeutic areas**. We have two ongoing Phase 3 studies in nonalcoholic steatohepatitis ("NASH") and we advanced programs in inflammation, where we have five ongoing Phase 3 studies of filgotinib. Additionally, our investment in cell therapy with the acquisitions of Kite and CDL, as well as our many partnerships and collaborations, reflect our commitment to expanding our pipeline across a range of diseases to address significant unmet medical need. Our continued success will be driven by advancing our pipeline through internal discovery and clinical development programs, product acquisition and in-licensing strategies.

Financial Performance:

As expected in 2017, our total revenues decreased 14% compared to 2016 due to the dynamics of the hepatitis C cure market. **HIV revenues increased by 10%** in 2017 compared to 2016, despite the loss of exclusivity for tenofovir disoproxil fumarate, a backbone of our earlier HIV products. This growth is being driven by our tenofovir alafenamide ("TAF") portfolio of products as well as Truvada for pre-exposure prophylaxis ("PrEP"), an indication for HIV prevention. Revenue from our

HIV and other antiviral products has increased year-over-year since we launched our first product and now represents 54% of our total revenue. Our TAF portfolio of products is a prime example of our ability to continuously innovate and deliver long-term stockholder value. Our total revenue for 2012 was $9.7 billion. Our total revenue for 2017 was $26.1 billion, which represents **total revenue growth of 169%** over the past five years.

The following chart below shows the revenue breakdown of our HIV and other antiviral products and our HCV products over the past five years.



HIV & Other Antiviral & HCV Revenue
($MM)

Our five- and ten- year total shareholder return ("TSR") is aligned with our peers' performance despite our one- and three- year TSR being below our peer median. Given the nature of our industry, we must look beyond the short-term, and we continue to be focused on strategic initiatives that we believe will deliver value to stockholders over the long-term. We have industry leading operating margins which are greater than 50%, resulting in strong cash flows. Our strong cash flow has given us the financial strength to continue to build our pipeline, not only internally but through mergers and acquisitions and external partnerships.

Our TSR compared to our peer group and the Nasdaq Biotech Index is shown below.



Total Shareholder Return

(2) Data per S&P Research Insight as of December 29, 2017.

Key achievements in 2017 which position us for future success included the following:

- Increased revenues for our HIV and HBV – primarily due to the strong uptake of our TAF-based regimens.

- Expanded reach of Truvada for PrEP to approximately 153,000 people in the United States, representing a greater than five-fold increase since January 2015.

- Launched Vosevi for people with HCV infection, which completes our HCV portfolio and provides an important treatment for individuals who could not be cured with other treatments.

- Established our leadership position in cellular therapy through the acquisition of Kite and CDL.

- Launched Yescarta, the first CAR T cell therapy for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy.

- Established commercial operations in China and launched Sovaldi® for the treatment of HCV, representing the first product marketed directly by Gilead in China.

- Maintained leadership position for Genvoya, part of our TAF portfolio of products, as the most prescribed HIV therapy for treatment naïve and switch patients in the U.S. and across the top 5 European markets at the end of 2017.

- Advanced two ongoing Phase 3 studies in NASH.

- Progressed inflammation portfolio with five ongoing Phase 3 studies of filgotinib in patients with rheumatoid arthritis, ulcerative colitis and Crohn's disease.

- Introduced Gilead COMPASS Initiative, a 10-year, $100 million commitment to addressing HIV in the southern U.S., the region of the country most heavily impacted by the disease.

Pay-for-Performance Alignment

A substantial portion of the direct total compensation for each Named Executive Officer is tied directly to Gilead's performance. 91% of our Chief Executive Officer's direct compensation and 83% of direct compensation for our other Named Executive Officers was based on our corporate performance and paid in the form of long-term equity awards and annual cash bonuses. Long-term equity incentive awards have historically been the largest component of our total direct compensation opportunities for our executive officers and comprised 71% of our Chief Executive

Officer's target direct compensation and 60% of target direct compensation of our other Named Executive Officers. We believe this mix is appropriate because our Named Executive Officers need to focus their efforts on achieving short- and long-term corporate goals. The following charts show the actual allocation among base salary and performance-based compensation that was awarded in the form of annual bonus and equity award values based on grant date fair market values for our Chief Executive Officer and our other Named Executive Officers as a group for 2017.

Chief Executive Officer



9% Base Salary

20% Bonus

71% Equity

91% Total Performance Based

Other Named Executive Officers



17% Base Salary

23% Bonus

60% Equity

83% Total Performance Based

Pay Delivery

Long-term equity awards are the largest element of the target total direct compensation opportunity for each of our Named Executive Officers, to ensure that our pay delivery is aligned with company performance. Our long-term equity awards consist of stock options and Performance Share Units ("PSUs"). Based on our three-year absolute revenue and relative TSR performance over the same period, the 2015 PSU grants were paid out below target at 81%. In addition, as of December 31, 2017, all stock options granted to our Named Executive Officers over the past three years (excluding those granted to Dr. Martin in 2017) had no value.

Our short-term incentive awards, which only account for 23% of our Named Executive Officers target compensation and 20% of our Chief Executive Officer's target compensation, paid out above target in reflection of our scientific innovation and execution of critical milestones, as highlighted under "Highlights of 2017 Performance."

To illustrate the alignment between our pay delivery and performance, the following table compares the target compensation amounts to actual earnings for our Chief Executive Officer for performance-based pay at the end of fiscal 2017.



$10,246

-54%

$4,719

Target Compensation   Actual Compensation

Performance Shares[1],[2]
2015 Performance shares earned **81%** of target

Stock Options[3]
2017 stock options currently have **no value**

Bonus[4]
2017 bonus payout was **140%** as aligned with the corporate factor

[1] Target performance share value is based on the 2015 performance share grant, valued as of the award date.
[2] Actual performance share value is based on 1.5% payout for TSR tranche and 160% for absolute revenue valued at $80.69 as of the release date of February 21, 2018.
[3] Target stock option value is based on the 2017 stock option grant, valued as of the actual grant date fair value; actual stock option value is based on the value of the 2017 stock option grant as of December 31, 2017.
[4] Target bonus value is based on target amount of 150% of base salary; actual annual bonus earned was at 140% of target.

Stockholder Engagement and 2017 Vote on Named Executive Officer Compensation

During 2017, we contacted stockholders holding approximately 30% of our outstanding shares to gain valuable insights into the issues about which they care most. Of those that we contacted, 14 stockholders representing 24% of our outstanding shares requested to meet with us. We met with these 14 stockholders and the two largest proxy advisory firms. In addition to continuing the dialogue on key corporate governance topics, we asked our stockholders whether they had any concerns about our executive compensation programs. The stockholders we met did not express concerns about our executive compensation programs.

At the 2017 annual meeting of stockholders, approximately 93% of the votes cast were voted in favor of the compensation of our Named Executive Officers. Our Compensation Committee carefully reviews feedback from our engagement activities and the voting results when making decisions regarding our executive compensation program. Our Compensation Committee did not change our executive compensation program based on the 2017 stockholder advisory vote.

Stockholders may express their views directly to our Compensation Committee as described in our "Stockholders Communications with the Board" policy, available on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

Gilead's Compensation Philosophy, Goals and Principles

Due to the nature of our business, our executive compensation program is designed to reward progress in advancing our drug development pipeline and achieving other operational goals while aligning the short- and long-term interests of our executive officers with those of our stockholders. We deliver the majority of our Named Executive Officers' compensation in the form of performance-based equity awards (performance shares and stock options). As a result, a significant percentage of their target total direct compensation is "at-risk" through both our short- and long-term incentive awards. These awards are directly linked to company performance.

- A substantial portion of our executive officers' total direct compensation is awarded in the form of equity awards, comprised of performance shares and stock options.

- Performance shares are tied to long-term relative TSR and annual revenue performance, measured over three years. Stock options vest over four years and our executive officers' can realize value only to the extent our stock price appreciates.

- While equity awards are tied to objective performance measures (revenue, TSR and absolute stock price appreciation), our annual bonus plan is based on the evaluation of key short-term corporate financial and operational goals set each year based on the priorities of Gilead at the time and, for executives officers other than our Chief Executive Officer and Executive Chairman, individual performance goals that drive longer-term corporate performance and growth.

Compensation Philosophy. Our executive compensation program is built on six fundamental principles:

- *Pay-for-Performance*
- *Market Competitiveness*
- *Balance the Short- and Long-Term Perspective*
- *Stockholder Alignment*
- *Cost-Effectiveness*
- *Egalitarian Approach*

Other Compensation Policies and Practices

We maintain "best-in-class" governance standards pertaining to the oversight of our executive compensation program. As in prior years, the following policies and practices were in effect during 2017:



WHAT WE DO

Robust executive stock ownership

Clawback policy allows for recoupment of unearned compensation if financial results are subsequently restated

Pre-established grant date practice for executive officers' equity awards

Minimal perquisites for executive officers

Compensation Committee's independent consultant performs no other work for Gilead



WHAT WE DO NOT DO

No repricing of stock options without stockholder approval

No single trigger severance benefits

No excise tax gross-ups

No employment agreements

Executive officers are prohibited from hedging or pledging our stock

No dividend or dividend equivalent rights payable on unearned or unvested awards

Our Named Executive Officers' 2017 Compensation

Our Compensation Committee reviews our Named Executive Officers' compensation components, payment criteria, pay outcomes and goals annually. Based on this review, the Committee believes our executive compensation program is fair and delivers pay consistent with stockholder returns. A summary of our Named Executive Officers' compensation awarded or earned during 2017 is set forth below:

Compensation Component

Base Salary	Annual Bonus	Equity Compensation
		

Payment Criteria

- Fixed annual compensation reviewed annually with increases occurring February 1

2017 Compensation Summary

- Increased 3% for our Chief Executive Officer
- Increased between 0% and 7% for other Named Executive Officers

Payment Criteria

- Chief Executive Officer:
    - 100% corporate performance
    - Target = 150% of base salary
- Executive Chairman:
    - 100% corporate performance
    - Target = 100% of base salary
- Other Executives:
    - 75% corporate/25% individual performance
    - Target = 85% to 95% of base salary
- Corporate performance assessed on:
    - Product pipeline development: 40%
    - Launch and support products: 20%
    - Financial results: 30%
    - Organizational achievements: 10%

2017 Compensation Summary

- Annual bonus earned at 140% of target for our Chief Executive Officer, based on financial and strategic business achievements
- Annual bonus earned at 140 to 143% of target for other Named Executive Officers

Payment Criteria

- Performance shares are earned over three years based on relative TSR and annual revenue growth
- Performance shares pay out at zero shares below a minimum threshold of performance
- Stock options vest over four years beginning one year after grant, with quarterly vesting after year one

2017 Compensation Summary

- Value of 2017 equity award granted to our Chief Executive Officer represented a 4.5% increase compared to 2016 equity award
- Value of 2017 equity award granted to our Executive Chairman represented a 33.3% **decrease** compared to 2016 equity award
- Relative TSR tranche of performance shares for 2015-2017 **earned at 1.5%** of target shares
- Absolute revenue tranche of performance shares for 2015-2017 **earned at 160%** of target shares

Equity Compensation: Performance Shares and Stock Options

The purpose of our equity compensation program is to link our Named Executive Officers' compensation with the long-term interests of our stockholders as well as Gilead's performance over the long-term. The long-term incentive component of our executive compensation program is entirely performance-based and in 2017 consisted of (i) performance share awards that may be earned only upon the achievement of pre-established performance objectives and (ii) time-based options to purchase shares of our common stock, which require our common stock to appreciate in value before our executive officers realize any economic benefit from the options.

Equity Awards



50%
Stock Options
Value is only realized if stock price appreciates

100%
Performance Based

50%
Performance Shares
Payout is based on performance against financial metrics which include 50% relative TSR and 50% absolute revenue

2017 Equity Award Decisions

The equity awards for both the Chief Executive Officer and Executive Chairman were recommended by our Compensation Committee and ratified by the independent members of our Board of Directors.

The equity award for our Chief Executive Officer, was based on the following considerations:

- a competitive assessment of the grant-date fair value of equity awards granted to the Chief Executive Officers at the companies in our compensation peer group;

- our financial and operational performance in 2016; and

- our financial performance on multiple metrics relative to our compensation peer group over the past several years.

When considering the equity award for the Executive Chairman, the Board considered, among other things, the expected ongoing scope of the role and market practices. Dr. Martin's 2017 equity award was reduced by 33% due to the transitional nature of his role. Dr. Milligan recommended to our Compensation Committee that equity awards in the amounts set forth below be granted to the Named Executive Officers (other than himself and the Executive Chairman). The Committee also evaluated each Named Executive Officer's performance during the prior year, his or her expected future contributions, our performance compared to the competitive market and Dr. Milligan's recommendation.

The following table sets forth the equity awards approved by our Compensation Committee at its February 2017 meeting, and for comparison purposes, the values of the 2016 equity awards:

Named Executive	Equity Award Value Approved By The Compensation Committee	
	2016	2017
Dr. Milligan	$ 11,000,000	$ 11,500,000
Dr. Martin	$ 6,000,000	$ 4,000,000
Ms. Washington	$ 3,200,000	$ 3,600,000
Mr. Young	$ 3,500,000	$ 4,100,000
Dr. Bischofberger	$ 4,000,000	$ 3,700,000

2017 Performance Share Awards

Consistent with prior years, the performance share awards granted by our Compensation Committee in 2017 were divided into two equally weighted tranches: one subject to relative TSR performance conditions and one subject to three annual revenue-based performance goals. Our Compensation Committee selected TSR and revenue as our performance measures because they drive the key behaviors that it wants to reinforce and to ensure alignment of pay delivery with stockholder returns. Our Compensation Committee conducts a thorough review of the performance measures and related target level to confirm the rigor of goal setting and the alignment with performance at the time of grant.

Relative TSR Portion. The performance-based vesting requirement for the relative TSR-based tranche of the 2017 performance shares is tied to the percentile level of our TSR for the three-year performance period from February 1, 2017 through December 31, 2019 relative to the TSR realized for that same period by the companies comprising the S&P Healthcare Sub-Index. Our Compensation Committee selected the S&P Healthcare Sub-Index for comparison purposes because it enables our Compensation Committee to assess our performance against an objective peer group, which consists of approximately 35 companies in the same or related industries.

TSR Percentile vs. Comparator Group	% of Target Paid
81st or above	200% of Target
50th	100% of Target
20th or below	0% of Target

If our absolute TSR is negative, the maximum vesting opportunity is capped at 100% of target, regardless of our relative performance. To receive the earned shares, an executive officer must remain employed with us through the date on which our Compensation Committee certifies performance achievement.

Absolute Revenue Portion. One-third of the shares subject to the revenue-based tranche of the 2017 performance shares are tied to achievement of our 2017 net product revenue goal, one-third are tied to a 2018 net product revenue goal and one-third are tied to a 2019 net product revenue goal. Each year's net product revenue goal is established by our Compensation Committee in the first quarter of that year, and the payout level can range from 0% to 200% of each year's target. Awards

earned based on 2017 and 2018 net product revenue do not become vested until the time relative 2017 to 2019 TSR performance results are certified in early 2020. **The uncertainty of many external factors influencing our business, such as unanticipated pricing pressures from payers and competitors and volatility in the foreign currency exchange rates make it very difficult to forecast net product revenue beyond a one-year period**. As a result, our Compensation Committee has determined that an annual net product revenue goal, with a multi-year service period component, is the most appropriate measure. For purposes of determining the achievement level, any product revenue realized during the fiscal year by any entity that we acquired during that year and the effect of any accounting change is excluded. Revenue from an acquired entity is excluded to ensure that we hold ourselves accountable to the goals set at the beginning of the performance period and to ensure that our executive officers are not encouraged to make significant business decisions for the purpose of influencing the payout of awards.

To receive the earned shares, an executive officer must remain employed with us through the date on which our Compensation Committee certifies performance achievement.

In February 2017, our Compensation Committee established the net product revenue performance goal of $24.3 billion (at target) for 2017. The 2017 net product revenue performance goal aligns with our forecast revenue for the 2017 fiscal year, which was a decrease from 2016 due to the dynamics of the HCV cure market. The same 2017 net product revenue performance goal also applies to one-third of the shares subject to the revenue-based tranche of the performance share awards granted in 2016 and in 2015.

	Annual Revenue Goal				
Year of Grant	**2015**	**2016**	**2017**	**2018**	**2019**
2015 Equity Award					
Absolute Revenue Tranche	$27.3B Target	$30.8B Target	$24.3B Target		
2016 Equity Award					
Absolute Revenue Tranche		$30.8B Target	$24.3B Target	TBD	
2017 Equity Award					
Absolute Revenue Tranche			$24.3B Target	TBD	TBD

2017 Stock Options

Our Compensation Committee believes that stock options provide the appropriate incentive for our executive officers because they will realize value only if our stock price appreciates, which benefits all stockholders. Stock options granted to our Named Executive Officers vest over a four-year service period. One-quarter of the shares of our common stock subject to these options vest one year from the grant date and the remaining shares vest quarterly thereafter (assuming the continued service of the executive officer over the next three years) until fully vested.

2015 Performance Share Award Earned

In January 2015, our Compensation Committee granted performance share awards to our Named Executive Officers that were subject to a three-year performance period and continued employment through certification of performance achievement:

- The vesting requirement for the first tranche was tied to our TSR for the three-year performance period ending January 31, 2018 relative to the TSR of the companies comprising the S&P Healthcare Sub-Index.

- The vesting requirement for the second tranche was based on net product revenue goals established for each of 2015, 2016 and 2017 (one-third each year).

In February 2018, our Compensation Committee certified final performance achievements for the 2015 performance share awards. Our three-year relative TSR was at the 20.6th percentile, resulting in a payout of 1.5% of target for the TSR tranche of the performance share awards. Our net product revenue exceeded the maximum revenue goal in 2015 and 2017 but missed the revenue goal in 2016, resulting in a payout of 160% of the target number of shares subject to the revenue tranche of the performance share awards.

Performance Share Awards	Threshold	Target	Maximum	Actual Performance	Percentage Earned
Relative TSR Tranche:	20.0th percentile	50.0th percentile	>80.0th percentile	20.6th percentile	1.5%
Net Product Revenue Tranche:					
2015 Net Product Revenue	$24.6B	$27.3B	$28.7B	$32.2B	200%
2016 Net Product Revenue[1]	$27.7B	$30.8B	$32.3B	$30.0B	79%
2017 Net Product Revenue[2]	$21.9B	$24.3B	$25.5B	$25.7B	200%
				Total Earned	**81%**

[1] Also included as a sub-tranche of the 2014 and 2015 performance share awards.

[2] Also included as a sub-tranche of the 2015 and 2016 performance share awards.

Named Executive Officer[1]	Target Number of TSR Shares Subject to 2015 Performance Share Award	Number of TSR Shares Earned Under 2015 Performance Share Award	Target Number of Revenue Shares Subject to 2015 Performance Share Award	Number of Revenue Shares Earned Under 2015 Performance Share Award
Dr. Milligan	9,430	141	11,350	18,123
Dr. Martin	22,780	342	27,430	43,797
Ms. Washington	6,340	95	7,630	12,183
Dr. Bischofberger	8,320	125	10,020	15,999

[1] Mr. Young is excluded from the table as he did not receive such award in his role prior to his appointment as our Chief Operating Officer.

Annual Bonuses

Our annual bonus plan is designed to reward the achievement of key short-term corporate objectives (such as research and development and strategic goals), as well as individual performance objectives that drive our longer-term corporate performance and growth. Our Compensation Committee believes this pay-for-performance incentive plan provides a balance between the short-term and long-term goals of Gilead.

Target Bonus Opportunities

The 2017 target bonus opportunities for our Named Executive Officers were established as a percentage of their base salaries and were not changed from 2016. Actual earned amounts could range from 0% to 150% of the target opportunity, based on achievement of the relevant performance objectives as follows:

Named Executive Officer	2017 Target Bonus Opportunity (as a percentage of base salary)
Dr. Milligan	150%
Dr. Martin	100%
Ms. Washington	85%
Mr. Young	95%
Dr. Bischofberger	95%

The annual bonuses of our Chief Executive Officer and Executive Chairman were tied solely to our achievement of corporate financial and operational performance objectives based on our 2017 annual operating plan. The annual bonuses for our other Named Executive Officers' were weighted 75% on achievement of the same corporate financial and operational performance objectives that applied to our Chief Executive Officer and Executive Chairman and 25% on each Named Executive Officer's achievement of his or her individual performance objectives, with award amounts determined by the following formula:

$$\left[\text{Target Bonus} \times \text{Corporate Weighting (75\%)} \times \text{Corporate Performance} \right] + \left[\text{Target Bonus} \times \text{Individual Weighting (25\%)} \times \text{Individual Performance} \right] = \text{Actual Bonus Award}$$

Corporate Performance Objectives and Achievements

For the 2017 annual bonus plan, our Compensation Committee considered the following corporate performance objectives and our achievement thereof in determining our Named Executive Officer awards. Our Compensation Committee selected these objectives because it believes they represent the most meaningful categories of corporate performance based on our 2017 annual operating plan:

Build product pipeline for the future: 40%
The pipeline is critical for a research and innovation focused biopharmaceutical company and is a key driver of future growth. Our pipeline metric is based on the achievement of milestones in early development, discovery research, business development, late-stage development, regulatory filings and approvals.

Launch and support Products: 20%
Maintaining and expanding our market share, through successful commercial efforts, is also key to our success. This metric is based on the achievement of sales goals around the world, ensuring access of our products to patients in need and partnering with key external constituents.

Drive financial results: 30%
Our financial performance metric is based on achievement of annual revenue and expense goals, which are indicators of the growth and the health of the organization and are key metrics for our stockholders.

Obtain organizational achievements: 10%
Our organizational metric is based on achievements in operational efficiency and employee engagement and development. The strength of our culture is critical to achieving our business objectives.

Within each category, our Compensation Committee considers our performance against the objectives, the degree of difficulty in achieving the objectives and relevant events and circumstances that affected our performance. Based on these assessments, our Compensation Committee assigns a corporate performance factor between 0% and 150% for each category.

Our Compensation Committee can add or subtract an additional 10% to recognize unanticipated factors, provided that the total amount payable does not exceed the maximum bonus opportunity for the year. If our Compensation Committee determines that the overall corporate performance factor for the year was less than 50%, no bonus is payable for the year.

In assessing our overall corporate performance in 2017, our Compensation Committee considered the key achievements set forth in the following table. These were also the factors considered in connection with the annual bonuses of our Chief Executive Officer and Executive Chairman since they are not subject to an individual performance factor.

Corporate Performance Category	Achievements	Weighting (a)	2017 Performance Factor (b)	Results (a * b)
Build Product Pipeline	▪ Executed on strategy to establish leadership position in cell therapy with the acquisition of Kite and its first to market CAR T cell therapy, Yescarta, to treat certain types of non-Hodgkin lymphoma ▪ Completed acquisition of CDL to further enhance research and development efforts in cellular therapy ▪ Continued to advance product candidates in HIV, liver diseases and inflammatory diseases.	40%	145%	58%
Launch and Support Products	▪ HIV and HBV products exceeded expectation with 10% year-over-year growth ▪ Launched Vosevi for re-treatment of chronic HCV in adults with genotype 1-6 ▪ Established presence in China with Sovaldi approval and launch	20%	140%	28%
Financial Results	▪ Achieved 2017 net product revenues of $25.7 billion ▪ Controlled selling, general and administrative expenses and research and development expenses despite completing two acquisitions	30%	125%	37.5%
Organizational Achievements	▪ Continued campus expansion and improvements in Foster City and employed sustainable principles ▪ Successfully managed multiple litigation matters and upheld intellectual property	10%	145%	14.5%
Unplanned Activities	▪ Executed on tax reform strategy and launched COMPASS Initiative	+/-10%	2%	2%
Overall 2017 Corporate Performance Factor				**140**%

The "Achievements" column in the table above sets forth the material accomplishments considered by our Compensation Committee. Our Compensation Committee determines the Performance Factor (column (b)) by assessing the company's achievement of each Corporate Performance Category. The sum of the results for each category equals the overall corporate performance factor.

Individual Performance Objectives

Our Compensation Committee also considered the individual contributions of our Named Executive Officers (other than our Chief Executive Officer and Executive Chairman, whose target bonus opportunities were based entirely on corporate performance) to the achievement of the research and development, commercial, financial and operational objectives that supported our corporate objectives. The assigned individual performance factors reflect the extent to which each Named Executive Officer's personal contributions were determined to benefit our overall performance and to exceed or fall short of his or her individual objectives. In considering the annual bonus attributable to individual performance, our Chief Executive Officer and Compensation Committee took into account the accomplishments of each Named Executive Officer, based on his or her individual strategic achievements.

Executive Officer	Select 2017 Achievements
Ms. Washington	Ms. Washington's award reflects her leadership accomplishments across key business initiatives. She was instrumental in driving the financing strategy for both the Kite and CDL acquisitions. In response to the U.S. tax reform, Ms. Washington identified and implemented effective tax strategies that will support Gilead's future growth. In addition, under her leadership there were a number of critical initiatives implemented in the Finance and Information Technology organizations that resulted in reduced costs, improved efficiency and enhanced user experience.
Mr. Young	Mr. Young's award reflects his significant achievements to ensure the organization's readiness to support our product launches around the world. Under his leadership, the HIV TAF-based regimens achieved record launch uptakes. In addition, Mr. Young leveraged his expertise to lead Gilead through our patent expiration in HIV.
Dr. Bischofberger	Dr. Bischofberger's award reflects his efforts to significantly advance our product pipeline. At the end of 2017, our pipeline included 138 active clinical studies. Under his leadership, significant progress was made in our NASH program. Also notable, we completed the regulatory filing for Biktarvy and the enrollment of Descovy for PrEP ahead of schedule.

Annual Bonus Decisions

Our Compensation Committee approved the bonus awards based on our corporate performance and the evaluation of individual performance objectives (for our Named Executive Officers other than our Chief Executive Officer and Executive Chairman). Based on our corporate performance, our Compensation Committee recommended and our Board of Directors ratified the bonus awards for both our Chief Executive Officer and Executive Chairman. As a result, the following bonus payments were approved for 2017:

Named Executive Officer	Base Salary	Target Bonus Opportunity (as % of Salary)	Target Bonus Opportunity	Company Performance Corporate Performance Factor (%)	Factor Weighting (%)	Individual Performance Individual Performance Factor	Factor Weighting (%)	Total Bonus Payment	Total Bonus Payment as % of Target
Dr. Milligan	$1,545,000	150%	$ 2,317,500	140%	100%	—	—	$ 3,244,500	140%
Dr. Martin	$1,160,000	100%	$ 1,160,000	140%	100%	—	—	$ 1,624,000	140%
Ms. Washington	$ 960,000	85%	$ 816,000	140%	75%	145%	25%	$ 1,152,600	141%
Mr. Young	$1,125,000	95%	$ 1,068,750	140%	75%	150%	25%	$ 1,522,969	143%
Dr. Bischofberger	$1,085,000	95%	$ 1,030,750	140%	75%	140%	25%	$ 1,443,050	140%

Base Salary

Base salary is the primary fixed component in our executive compensation program and supports our objective of providing competitive compensation that will attract and retain talented executive officers. Our Compensation Committee believes that base salaries should reflect the responsibilities of the position, the individual's performance for the preceding year, his or her experience, as well as an appropriate pay level relative to similar positions within Gilead and the external competitive market. Executive officer 2017 base salary increases were effective on February 1.

Our Compensation Committee reviews and approves our Chief Executive Officer's and Executive Chairman's base salaries, subject to ratification by the independent members of our Board of Directors. For 2017, our Compensation Committee approved, and our Board of Directors ratified, a 3% increase for Dr. Milligan's base salary, which reflects the positive view held by both our Compensation Committee and Board of Directors of Dr. Milligan's overall performance and his leadership in our achievement of key business initiatives and financial objectives, as described above in "Corporate Performance Objectives and Achievements." In addition, our Compensation Committee approved, and our Board of Directors ratified, a 33% decrease in Dr. Martin's base salary due to his continued transition out of the Executive Chairman role.

Dr. Milligan presented his recommendations for base salary increases for our other Named Executive Officers to our Compensation Committee. The recommendations for our other Named Executive Officers were based on their individual achievements during 2016, the expectations for their roles moving forward, as well as their competitive market positioning.

Changes to base salaries for our Named Executive Officers in 2017 are as follows:

Named Executive Officer	2016 Base Salary	2017 Base Salary	Percentage Base Salary Increase
Dr. Milligan	$1,500,000	$1,545,000	3.0%
Dr. Martin	$1,737,000	$1,160,000	-33.0%
Ms. Washington	$ 905,000	$ 960,000	6.0%
Mr. Young	$1,050,000	$1,125,000	7.0%
Dr. Bischofberger	$1,050,000	$1,085,000	3.0%

Other Aspects of Our Executive Compensation Determination Process

Role of Chief Executive Officer

Our Chief Executive Officer makes recommendations to our Compensation Committee with respect to the compensation for our Named Executive Officers other than the Executive Chairman whose pay is set by the Board of Directors. In formulating his recommendations, our Chief Executive Officer reviews internal base salary data and external compensation data from our Human Resources Department. The Human Resources Department has engaged Compensia Inc. ("Compensia"), a national compensation consulting firm, to provide comparable market data, including tally sheets, financial performance reports, market compensation reviews and other analyses to aid our Chief Executive Officer in developing his recommendations. During 2017, Compensia served solely as a consultant to management in the compensation decision-making process. Our Compensation Committee places considerable weight on our Chief Executive Officer's compensation recommendations because of his direct knowledge of each Named Executive Officer's performance and contributions to our performance.

Role of Compensation Consultant

Our Compensation Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook"), a national compensation consulting firm, as its independent compensation consultant. FW Cook reports directly to our Compensation Committee, which has the direct authority to appoint, compensate, oversee the work of and dismiss its compensation consultant. George Paulin, Chairman of FW Cook, attends meetings of our Compensation Committee, as requested. FW Cook provides various executive compensation services to our Compensation Committee, including advising our Compensation Committee on the principal aspects of our Chief Executive Officer and Executive Chairman's compensation and evolving industry practices, and providing market information and analyses regarding the competitiveness of our program design for both our executive officers and the non-employee members of our Board of Directors. During 2017, FW Cook served solely as a consultant to our Compensation Committee and did not provide any other services to Gilead.

Our Compensation Committee has determined that FW Cook is independent and the work of FW Cook on behalf of our Compensation Committee did not raise any conflict of interest. Based on the six factors for assessing independence and identifying potential conflicts of interest are set forth in Exchange Act Rule 10C-1(b)(4), the listing standards of NASDAQ and such other factors as were deemed relevant under the circumstances.

Use of Market Data

Individual compensation levels and opportunities for our Named Executive Officers are compared to a peer group of biopharmaceutical and pharmaceutical companies headquartered in the United States that are most similar to us in terms of business strategy, labor market competition, market capitalization, revenue and number of employees. Our compensation peer group for 2017, which was identified based on these objective selection criteria, was comprised of these following 10 companies:

Compensation Peer Group

AbbVie, Inc.	Celgene Corporation
Allergan, PLC	Eli Lilly and Company
Amgen, Inc.	Johnson & Johnson, Inc.
Biogen Idec, Inc.	Merck & Co., Inc.
Bristol-Myers Squibb Company	Pfizer Inc.

The following chart represents our position relative to our peer group on three metrics at the time the 2017 compensation peer group was approved in July 2016 (based on publicly available information as of June 2016).

	Revenue in $ millions (as of June 30, 2016)	Market Capitalization in $ millions (as of June 30, 2016)	Worldwide Headcount (as of FYE 2015)
Peer Group Median	$21,168	$107,134	29,600
Gilead Sciences, Inc.	$32,839	$113,563	8,000

Our compensation peer group includes companies we believe are most similar to us in terms of business complexity and product life cycle. We also include companies that fall within specified revenue and market capitalization ranges. These ranges are broad enough to ensure we can maintain a sufficient number of peer companies. This is especially important, as our industry experiences a number of mergers and acquisitions each year, thereby reducing the number of relevant peer company choices. Our Compensation Committee reviews the companies in our compensation peer group annually and makes adjustments as necessary to ensure the comparator companies properly reflect the market in which we compete for executive talent. We also review the executive pay practices of similarly situated companies as reported in industry surveys and reports. In practice, our Compensation Committee has not targeted a specific percentile relative to our compensation peer group for individual components of our total compensation. Instead, we take a holistic perspective in establishing total compensation for our executive officers, taking into account internal pay equity that recognizes the relative experience, responsibilities and individual capabilities in addition to external market compensation practices.

Use of Tally Sheets

Our Compensation Committee annually reviews tally sheets in its evaluation of the total compensation provided to each Named Executive Officer. These tally sheets affix dollar amounts to each compensation component, including current cash compensation (base salary and annual bonus), outstanding vested and unvested equity awards, employee benefits, perquisites and other personal benefits and potential severance payments and benefits.

Other Compensation and Benefit Programs

Nonqualified Deferred Compensation

Eligible employees (including our executive officers) can enroll in our Deferred Compensation Plan and defer a portion of their base salaries each year and part or all of their annual bonuses and commissions. Gilead does not provide any matching contribution to the Deferred Compensation Plan. Each participant may direct the investment of his or her deferred compensation account balance among a number of investment choices that mirror substantially all of the investment funds available under the Section 401(k) plan. None of these investment alternatives result in "above-market" interest for disclosure purposes. For further information on the deferred compensation arrangements of our Named Executive Officers, see the "2017 Nonqualified Deferred Compensation Table" on page 67 below.

In addition, our executive officers may defer receipt of the shares of our common stock that they earn under their performance share awards.

Health and Welfare Benefits and Perquisites

We provide medical and other benefits to our executive officers that are generally available to other full-time employees, including participation in our employee stock purchase plan, group term life insurance program and a Section 401(k) savings plan. Under the Section 401(k) plan, we make matching contributions on behalf of each participant equal to 100% of his or her contributions to the plan, up to an annual maximum matching contribution of $10,000. All of our executive officers participated in the Section 401(k) plan during 2017 and received matching contributions.

We do not provide defined benefit retirement plans, post-retirement health coverage or any other supplemental retiree benefits for our executive officers or employees. We generally do not provide perquisites or other personal benefits to our executive officers. The Compensation Committee, however, determined that upon his appointment as our Chief Operating Officer, that commuting expenses for Mr. Young, including from time to time, the use of company aircraft, was necessary in order to facilitate the efficient operation of our business, allowing Mr. Young to better focus his time, attention and capabilities on Gilead.

For further information on the perquisites and other personal benefits provided to our Named Executive Officers during 2017, see the "Summary Compensation Table" on page 58.

Compensation Practices and Policies

Stock Ownership Guidelines

We have stock ownership guidelines that require each Named Executive Officer to maintain a stock ownership level equal to a specified multiple of his or her annual base salary, as set forth in the table below:

Stock Ownership Guideline (as multiple of base salary)

Chief Executive Officer	6x
Executive Chairman	6x
All other Named Executive Officers	3x

Individuals newly hired or promoted are allowed a specified number of years to comply with their ownership guidelines. As of December 31, 2017, all of our Named Executive Officers were in compliance with their applicable stock ownership guidelines.

Clawback Policy

We maintain a compensation recovery or "clawback" policy under which our Board of Directors has the authority to recoup any bonus or other cash or equity compensation paid on the basis of financial results that are subsequently restated from any executive officer or other covered individual whose misconduct contributed to an obligation to file the financial restatement.

Equity Practices

We maintain an insider trading policy applicable to all employees, including our Named Executive Officers, which prohibits hedging transactions in our common stock as well as pledging of Gilead securities.

Severance Benefits

We do not have employment agreements with any of our executive officers, and their employment with us is "at-will." Instead, we maintain the Gilead Sciences, Inc. Severance Plan (the "Severance Plan") that offers severance payments and benefits to all of our employees, including our executive officers, upon certain involuntary terminations of employment. The intent of our Severance Plan is to serve the following purposes:

- Enable us to provide a standard set of payments and benefits to new and current executive officers and employees, thereby eliminating the negotiation of "one-off" arrangements.

- Align the interests of our executive officers with those of our stockholders by enabling our executive officers to consider corporate transactions that are in the best interests of our stockholders and other stakeholders without undue concern over whether a transaction may jeopardize their employment.

- Assure our executive officers of fair treatment in connection with a change in control of Gilead by providing for payments and benefits under the Severance Plan subject to a "double trigger," which means that an executive officer will be eligible to receive payments and benefits under the plan in connection with a change in control of Gilead only if he or she incurs a qualifying termination of employment.

In addition, the Severance Plan prohibits "gross-up" payments on change in control benefits for all executive officers.

For further information about the Severance Plan, see "Severance and Change in Control Arrangements with Named Executive Officers" on page 68.

Compensation-Related Risk

Our Compensation Committee and its outside, independent consultant, with input from our Human Resources Department, undertakes an annual review of the compensation programs for our executive officers and other employees to determine whether any of these programs encourage excessive risk-taking that would create a material risk to our economic viability. As part of this review, our Compensation Committee specifically considers (i) the balance of the programs and the appropriate mix of short- and long-term goals and incentives; (ii) whether the appropriate controls and governance policies are in place to manage risk; and (iii) whether broad-based employee incentive plans (including sales plans) have appropriate leverage and do not drive undue risk taking.

Based on this annual review, our Compensation Committee concluded it was not reasonably likely that any of our compensation policies and practices in place during 2017, whether individually or in aggregate, would have a material adverse effect upon Gilead. As discussed in prior years, our Compensation Committee took into account the following factors, including factors specifically analyzed in terms of the compensation program for our Named Executive Officers:

- Our overall compensation structure is applied uniformly throughout the organization, with the only major exception relating to the form in which the equity compensation component is awarded.

- For our broad-based employee population with a title of Director or higher, a significant component of compensation is in the form of equity awards tied to the value of our common stock.

- The vesting of performance share awards is tied to our TSR and revenue achievement over a prescribed performance period.

- Our overall compensation structure is not excessively oriented toward short-term incentives, which are less leveraged than plans used by our peers.

- The performance goals for our 2017 annual bonus program were based on both financial and non-financial corporate measures as well as individual achievements (except with respect to our Chief Executive Officer and Executive Chairman, whose performance is evaluated solely on the basis of corporate measures).

- Our stock ownership guidelines require our executive officers to maintain a substantial ownership interest in Gilead.

- Our compensation recovery policy permits us to recoup any compensation paid to our executive officers on the basis of financial results that have to be subsequently restated as a result of their misconduct.

- Hedging transactions in our common stock, such as put and call options or pre-paid forward sale contracts by executive officers, employees and directors, as well as pledging of our securities, are not allowed under our policy.

For the foregoing reasons, our Compensation Committee has concluded that it was not reasonably likely that our overall employee compensation structure, when analyzed either in terms of its company-wide application or its specific application to our various major business units, could have a material adverse effect upon Gilead.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code disallows an income tax deduction to publicly traded companies for compensation paid to or realized by any "covered employee" to the extent that this compensation exceeds $1 million per covered individual in any taxable year. Prior to being amended by the Tax Cuts and Jobs Act

(the "TCJA") in December 2017, there was an exception from the $1 million limitation of Section 162(m) for compensation that qualified as "performance-based compensation," and Section 162(m) applied only to our Chief Executive Officer and other Named Executive Officers who were employed at year end (other than our Chief Financial Officer). The TCJA amended Section 162(m) to generally eliminate the exception for performance-based compensation, effective for taxable years following December 31, 2017, unless such compensation is provided pursuant to a written binding contract that was in effect on November 2, 2017 and is not thereafter materially modified. The TCJA also expanded Section 162(m) to apply to a public company's chief financial officer and to apply even once a covered employee ceases to be an executive officer.

Our annual bonus plan and equity compensation awards for our executive officers have been structured with the intent to qualify the compensation paid or granted under these plans for 2017 as "performance-based compensation." No bonuses were payable to our executive officers for 2017 unless our non-GAAP operating income for the year was at least $11.4 billion, regardless of the achievement of other corporate financial and operational performance objectives established for the year. For 2017, our non-GAAP operating income, which was determined using our GAAP operating income excluding acquisition-related expenses and restructuring charges, and other expenses, was $15.6 billion. Similarly, the stock options and performance share awards granted to the Named Executive Officers are intended to qualify the compensation paid or realized under these awards as "performance-based compensation."

As a result of the TCJA, we expect that cash- and equity-based compensation paid or awarded in or after 2018 to any person who is a Section 162(m) covered employee will not be deductible to the extent such amounts exceed $1 million in any one year, unless the compensation satisfies the transition provision referenced above or another valid exception. In addition, because there are uncertainties as to the application of regulations under Section 162(m), as with most tax matters it is possible that compensation may not qualify under the exceptions to Section 162(m) and that our deductions for such compensation may be challenged or disallowed. While our Compensation Committee believes strongly in utilizing objective performance criteria to promote the alignment of pay with performance, in light of the TCJA, the Committee may determine to make changes or amendments to our existing executive compensation programs to revise aspects that were primarily designed to comply with Section 162(m). As well, our Compensation Committee believes that cash and equity incentive compensation must provide appropriate levels of compensation to attract and retain talented executive officers, even if all or part of that compensation may not be deductible by reason of Section 162(m).

Compensation Committee Report⁽¹⁾

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained within this Proxy Statement with management and, based on such review and discussions, our Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

PER WOLD-OLSEN, Chair
KEVIN E. LOFTON
NICHOLAS G. MOORE

⁽¹⁾ The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Summary Compensation Table

The following table shows, for the fiscal years 2017, 2016 and 2015, compensation awarded or paid to, or earned by, our Named Executive Officers:

Name and Principal Position	Year	Salary[1]	Stock Awards	Option Awards[2]	Non-Equity Incentive Plan Compensation[1][3]	All Other Compensation	Total
John F. Milligan	2017	$1,539,462	$4,894,499[4]	$5,749,998	$3,244,500	$ 10,000[5]	$15,438,459
President and Chief	2016	$1,465,385	$4,349,750	$5,500,077	$2,610,000	$ 10,000	$13,935,212
Executive Officer	2015	$1,186,154	$2,903,133	$2,379,914	$1,800,000	$ 7,500	$ 8,276,701
John C. Martin	2017	$1,253,208	$2,423,941[4]	$2,000,031	$1,624,000	$ 10,000[5]	$ 7,311,180
Executive Chairman	2016	$1,737,000	$3,680,389	$3,000,063	$2,014,920	$ 10,000	$10,442,372
	2015	$1,727,423	$7,232,654	$5,749,850	$4,038,525	$ 7,500	$18,755,952
Robin L. Washington	2017	$ 953,231	$1,613,500[4]	$1,800,015	$1,152,600	$ 10,000[5]	$ 5,529,346
Executive Vice President	2016	$ 900,385	$1,619,221	$1,599,971	$ 938,485	$ 10,000	$ 5,068,062
and Chief Financial Officer	2015	$ 860,384	$2,004,702	$1,600,153	$1,084,494	$ 7,500	$ 5,557,233
Kevin Young[7]	2017	$1,115,769	$1,366,772[4]	$2,050,007	$1,522,969	$166,225[5][6]	$ 6,221,742
Chief Operating Officer	2016	$ 787,645	$1,911,323	$1,910,839	$ 954,293	$ 75,574	$ 5,639,674
Norbert W. Bischofberger	2017	$1,080,692	$1,761,484[4]	$1,850,084	$1,443,050	$ 10,000[5]	$ 6,145,310
Executive Vice President,	2016	$1,044,231	$1,935,730	$1,999,964	$1,179,544	$ 10,000	$ 6,169,469
Research and Development	2015	$ 994,231	$2,576,436	$2,099,904	$1,275,000	$ 7,500	$ 6,953,071
and Chief Scientific Officer							

[1] Includes amounts earned but deferred at the election of the Named Executive Officer pursuant to our Section 401(k) employee savings and retirement plan or our non-qualified deferred compensation plan.

[2] Represents the aggregate grant-date fair value of the stock options awarded to the Named Executive Officer for the applicable year, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), and does not take into account estimated forfeitures. Assumptions used in the calculation of such grant-date fair values are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2017, included in our Annual Report on Form 10-K for such fiscal year.

[3] Represents amounts paid under our corporate bonus plan based on our Compensation Committee's certification of corporate performance and individual achievements.

[4] Represents the aggregate grant-date fair value of the performance shares determined in accordance with FASB ASC Topic 718. The aggregate grant-date fair values of the awards reported for 2017 (the TSR tranche of the 2017 performance shares and the 2017 revenue subtranches of the 2015, 2016 and 2017 performance shares), assuming maximum attainment of the applicable performance goals in effect for those tranches and subtranches, are as follows: John F. Milligan ($6,914,248), John C. Martin ($3,847,752), Robin L. Washington ($2,326,680), Norbert W. Bischofberger ($2,597,705) and Kevin Young ($1,708,515). As described in the Compensation Discussion and Analysis, the revenue subtranches of the 2016 and 2017 performance shares for which performance objectives have not yet been set do not at present have a reportable grant-date fair value under FASB ASC Topic 718. The grant-date fair values assume maximum goal attainment only as to those tranches or subtranches that at present have a reportable grant-date fair value. Assumptions used in the calculation of such grant-date fair values are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2017, included in our Annual Report on Form 10-K for such fiscal year.

Beginning with performance shares awarded in 2012, performance objectives have been set for only certain tranches of the awards granted in each year and the associated grant-date fair value of those tranches has been incorporated in the table above. Tranches for which performance objectives have not been set do not have a reportable grant-date fair value under FASB ASC Topic 718 and therefore, are not included in the table above. Thus:

- amounts reported for 2015 reflect the grant-date fair value of that portion of the award that is subject to a three-year TSR performance condition, and the portions of the 2013, 2014 and 2015 awards that are subject to the 2015 revenue goal;
- amounts reported for 2016 reflect the grant-date fair value of that portion of the award that is subject to a three-year TSR performance condition, and the portions of the 2014, 2015 and 2016 awards that are subject to the 2016 revenue goal; and
- amounts reported for 2017 reflect the grant-date fair value of that portion of the award that is subject to a three-year TSR performance condition, and the portions of the 2015, 2016 and 2017 awards that are subject to the 2017 revenue goal.

See footnotes 6, 7 and 9 to the 2017 Grants of Plan-Based Awards table on page 60 for a detailed description of the terms of the 2015, 2016 and 2017 performance shares.

This reported value of the stock awards differs from the award values approved by our Compensation Committee because of changes in our stock price between the date of such approval and the time when the performance objectives are established. In addition, the reported values include awards our Compensation Committee approved in 2015 and 2016.

(5) Includes matching contributions made by us on such individual's behalf to the Section 401(k) employee savings and retirement plan.

(6) Includes $156,225 for air travel to commute between Mr. Young's residence and our Foster City office.

(7) Mr. Young was not one of our Named Executive Officers in 2015. Mr. Young was appointed as our Chief Operating Officer effective May 24, 2016.

2017 Grants of Plan-Based Awards

The following table sets forth certain additional information regarding grants of plan-based awards to our Named Executive Officers for the 2017 fiscal year:

Award Type	Grant Date	Approval Date[3]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Award[4]	Grant-Date Fair Value of Stock and Option Award[5]
			Threshold	Target	Maximum	Threshold	Target	Maximum			
John F. Milligan											
2015 performance shares	2/2/2017	2/2/2017	—	—	—	757	3,784[6]	7,568	—	—	$ 273,394[6]
2016 performance shares	2/2/2017	2/2/2017	—	—	—	2,181	10,907[7]	21,814	—	—	$ 788,031[7]
2017 option awards	2/2/2017	2/2/2017	—	—	—	—	—	—	325,000	$72.25	$5,749,998
2017 performance shares	2/2/2017	2/2/2017	—	—	—	2,662	48,994[9]	97,988	—	—	$3,833,074[8][9]
Corporate bonus	N/A	N/A	—	$2,317,500	$3,476,250	—	—	—	—	—	—
John C. Martin											
2015 performance shares	2/16/2017	2/16/2017	—	—	—	1,829	9,144[6]	18,288	—	—	$ 660,654[6]
2016 performance shares	2/16/2017	2/16/2017	—	—	—	1,190	5,950[7]	11,900	—	—	$ 429,888[7]
2017 option awards	2/16/2017	2/16/2017	—	—	—	—	—	—	123,210	$70.31	$2,000,031
2017 performance shares	2/16/2017	2/16/2017	—	—	—	952	19,810[9]	39,620	—	—	$1,333,399[8][9]
Corporate bonus	N/A	N/A	—	$1,160,000	$1,740,000	—	—	—	—	—	—
Robin L. Washington											
2015 performance shares	2/2/2017	2/2/2017	—	—	—	509	2,544[6]	5,088	—	—	$ 183,804[6]
2016 performance shares	2/2/2017	2/2/2017	—	—	—	635	3,173[7]	6,346	—	—	$ 229,249[7]
2017 option awards	2/2/2017	2/2/2017	—	—	—	—	—	—	101,740	$72.25	$1,800,015
2017 performance shares	2/2/2017	2/2/2017	—	—	—	834	15,344[9]	30,688	—	—	$1,200,447[8][9]
Corporate bonus	N/A	N/A	—	$ 816,000	$1,224,000	—	—	—	—	—	—
Kevin Young											
2017 option awards	2/2/2017	2/2/2017	—	—	—	—	—	—	115,870	$72.25	$2,050,007
2017 performance shares	2/2/2017	2/2/2017	—	—	—	949	17,470[9]	34,940	—	—	$1,366,772[8][9]
Corporate bonus	N/A	N/A	—	$1,068,750	$1,603,125	—	—	—	—	—	—
Norbert W. Bischofberger											
2015 performance shares	2/2/2017	2/2/2017	—	—	—	668	3,340[6]	6,680	—	—	$ 241,315[6]
2016 performance shares	2/2/2017	2/2/2017	—	—	—	793	3,967[7]	7,934	—	—	$ 286,616[7]
2017 option awards	2/2/2017	2/2/2017	—	—	—	—	—	—	104,570	$72.25	$1,850,084
2017 performance shares	2/2/2017	2/2/2017	—	—	—	856	15,767[9]	31,534	—	—	$1,233,553[8][9]
Corporate bonus	N/A	N/A	—	$1,030,750	$1,546,125	—	—	—	—	—	—

[1] Actual amounts paid in February 2018 were based on our Compensation Committee's review and certification of corporate performance and individual achievements in 2017 and are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 58.

[2] Performance shares and restricted stock unit awards granted under the 2004 Equity Incentive Plan (the "2004 Plan") accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding performance shares and restricted stock unit awards. Dividend equivalents are accumulated and paid in cash when the underlying shares vest. Amounts in the "Threshold" column represent the number of shares of our common stock issuable (e.g., 20% of the target number of performance shares allotted to the revenue subtranche and 0.025% of the target number of performance shares allotted to the TSR tranche) upon threshold-level achievement of the performance goals described in footnotes 6 through 9 below. If threshold-level performance is not achieved, no shares are issuable.

[3] These awards, with the exception of those to Dr. Martin, were approved by the Compensation Committee on February 2, 2017 with a grant date of February 2, 2017. The options and awards to Dr. Martin were approved on February 16, 2017 with a grant date of February 16, 2017.

[4] Reflects option awards granted under our 2004 Plan, the terms of which are consistent with those of options granted to other employees under the 2004 Plan. The options vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment over the next 36 months thereafter. Subject to earlier forfeiture, the maximum term of options granted under the 2004 Plan is 10 years. The exercise price per share of each option granted to individuals other than Dr. Martin was equal to the closing market price of our common stock on February 2, 2017, the grant date. The exercise price per share for options granted to Dr. Martin was equal to the closing market price of our common stock on February 16, 2017, the grant date.

[5] Represents the grant-date fair value of each performance share and option award, calculated in accordance with FASB ASC Topic 718, and does not take into account estimated forfeitures. The grant-date fair value of the performance shares awarded is based on the probable outcome at 100% target level attainment of one or more pre-established performance objectives and the assumptions used in the calculation of the grant-date fair value of options are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2017, included in our Annual Report on Form 10-K for such fiscal year.

Performance objectives have been set for only certain tranches of the awards granted in each year and the associated grant-date fair value of those tranches has been incorporated in the table above. The performance objectives for subtranche 3 of the revenue tranche of the 2016 performance shares and subtranches 2 and 3 of the revenue tranche of the 2017 performance shares had not been set as of the close of the 2017 fiscal year, and therefore, they do not have a reportable grant-date fair value under FASB ASC Topic 718 and are not included in the Summary Compensation Table or the table above. See footnotes 6 through 9 below for a detailed description of the terms of the related performance shares.

[6] Represents the grant-date fair value of the 2017 revenue subtranche of performance shares awarded in 2015 under our 2004 Plan, as that value was measured on February 2, 2017, which was the date on which the revenue target for that particular subtranche was first communicated to the Named Executive Officer (following approval by our Compensation Committee). Although such subtranche was part of the performance share award originally made on February 1, 2015, no grant-date fair value could be determined for that subtranche under FASB ASC Topic 718 until February 2, 2017. The 2015 performance shares were divided into two separate equally-weighted tranches (based on number of shares granted). The performance-based vesting requirement for the first tranche was set by the Compensation Committee on the original February 1, 2015 award date and is tied to the percentile level of our TSR for the three-year performance period from February 1, 2015 through January 31, 2018 relative to the TSR realized for that same period by the companies comprising three subsets of the S&P Health Sub-Index. To receive any shares of our common stock accrued pursuant to this TSR tranche, an executive officer must remain employed with us through the date following the completion of the performance period on which our Compensation Committee certifies the TSR level attained (the "Certification Date").

The performance-based vesting requirement for the second tranche of each performance award is divided into three equal subtranches, each with its own one-year performance period and applicable service period of one or more specified years, as follows:

- The performance-based vesting requirement for the first subtranche was the achievement of the target level of consolidated net product revenue for the 2015 fiscal year as set by our Compensation Committee. The grant-date fair value of that particular subtranche was measured on February 1, 2015, in accordance with FASB ASC Topic 718. Any shares accrued on the basis of revenue goal attainment for this subtranche are also subject to a service-vesting condition that requires continued service from January 1, 2015 through January 31, 2018.
- The performance-based vesting requirement for the second subtranche is the achievement of the target level of consolidated net product revenue for the 2016 fiscal year as set by our Compensation Committee. The grant-date fair value of that particular subtranche was measured on February 1, 2016, in accordance with FASB ASC Topic 718. Any shares accrued on the basis of revenue goal attainment for this subtranche are also subject to a service-vesting condition that requires continued service from January 1, 2016 through January 31, 2018.
- The performance-based vesting requirement for the final subtranche is the achievement of the target level of consolidated net product revenue for the 2017 fiscal year as set by our Compensation Committee. The grant-date fair value of that particular subtranche was measured on February 2, 2017, in accordance with FASB ASC Topic 718. Any shares accrued on the basis of revenue goal attainment for this subtranche are also subject to a service-vesting condition that requires continued service from January 1, 2017 through January 31, 2018.

[7] Represents the grant-date fair value of the 2017 revenue subtranche of performance shares awarded in 2016 under our 2004 Equity Incentive Plan, as that value was measured on February 2, 2017, which was the date on which the revenue target for that particular subtranche was first communicated to the Named Executive Officer (following approval by our Compensation Committee). Although such subtranche was part of the performance share award originally made on February 1, 2016, no grant-date fair value could be determined for that subtranche under FASB ASC Topic 718 until February 2, 2017. The 2016 performance shares were divided into two separate equally-weighted TSR and revenue tranches (based on grant-date fair value) similar to the description of the 2015 performance shares in footnote 6 above. Any shares accrued on the basis of the applicable level of TSR goal attainment are also subject to a service-vesting condition that requires continued service with us through the date following the completion of the performance period on which our Compensation Committee certifies the TSR level attained. The TSR three-year performance period is from February 1, 2016 through December 31, 2018. Any shares accrued on the basis of the applicable level of revenue goal attainment are also subject to a service-vesting condition that requires continued service with us from January 1st of the applicable revenue year through the Certification Date.

Since the revenue goal for the third and final subtranche of the 2016 performance share award had not been set by our Compensation Committee as of the close of the 2017 fiscal year, that subtranche does not have a determinable grant-date fair value under FASB ASC Topic 718 for the 2017 fiscal year.

(8) As described in footnote 4 of the Summary Compensation Table on page 58, only approximately two-thirds of the value of performance shares awarded in 2017 appears in the Summary Compensation Table and the Grants of Plans Based Awards Table. The value of performance shares awarded for 2017 is as set forth below:

Executive Officer	PSU Award Value Approved By The Compensation Committee		Performance Shares (# of Shares) at Target	
	2017	2016	TSR	Revenue
Dr. Milligan	$5,750,000	$5,500,000	35,730	39,790
Dr. Martin	$2,000,000	$3,000,000	15,070	14,220
Ms. Washington	$1,800,000	$1,600,000	11,190	12,460
Mr. Young	$2,050,000	$1,750,000	12,740	14,190
Dr. Bischofberger	$1,850,000	$2,000,000	11,500	12,800

(9) Reflects 2017 performance shares granted under our 2004 Plan which were divided into two separate equally-weighted TSR and revenue tranches (based on grant-date fair value) similar to the descriptions of the 2015 and 2016 performance shares in footnotes 6 and 7 above. The performance-based vesting requirement for the first revenue subtranche is our achievement of the target level of consolidated net product revenue for the 2017 fiscal year that was established by our Compensation Committee at the time the award was made. The grant-date fair value reported for this award in the above table represents the grant-date fair value of the TSR tranche and the first revenue subtranche. Any shares accrued on the basis of the applicable level of TSR goal attainment are also subject to a service-vesting condition that requires continued service with us through the date following the completion of the performance period on which our Compensation Committee certifies the TSR level attained. The TSR three-year performance period is from February 1, 2017 through December 31, 2019. Any shares accrued on the basis of the applicable level of revenue goal attainment are also subject to a service-vesting condition that requires continued service with us from January 1st of the applicable revenue year through the Certification Date.

Since the revenue goals for the second and third subtranches of the 2017 performance share award had not been set by the Compensation Committee as of the close of the 2017 fiscal year, those subtranches do not have a determinable grant-date fair value under FASB ASC Topic 718 for the 2017 fiscal year.

2017 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised option award and unvested stock award held by each of our Named Executive Officers as of December 31, 2017. Market values are based on our closing stock price on December 29, 2017 of $71.64.

	Option Awards[1]				Stock Awards[3]			
Name	Number of Securities Underlying Unexercised Options[1] Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
John F. Milligan	80,000	—	$ 27.07	5/7/2018	—	—	—	—
	280,000	—	$ 23.60	1/21/2019	—	—	—	—
	280,000	—	$ 23.76	1/28/2020	—	—	—	—
	384,000	—	$ 19.09	1/20/2021	—	—	—	—
	302,500	—	$ 24.30	1/26/2022	—	—	—	—
	149,620	—	$ 40.56	2/1/2023	—	—	—	—
	60,853	4,057	$ 80.65	2/1/2024	—	—	—	—
	48,324	21,966	$104.83	2/1/2025	—	—	—	—
	103,171	132,649	$ 84.05	2/1/2026	—	—	—	—
	—	325,000[4]	$ 72.25	2/2/2027	—	—	—	—
	—	—	—	—	141[5]	$ 10,101	—	—
	—	—	—	—	7,567[6]	$ 542,100	—	—
	—	—	—	—	2,989[7]	$ 214,132	—	
	—	—	—	—	7,567[8]	$ 542,100	—	—
	—	—	—	—	8,616[9]	$ 617,250	9[10]	$ 645
	—	—	—	—	21,813[11]	$1,562,683	—	—
	—	—	—	—	26,529[12]	$1,900,538	9[13]	$ 645
John C. Martin	600,000	—	$ 23.60	1/21/2019	—	—	—	—
	636,000	—	$ 23.76	1/28/2020	—	—	—	—
	860,000	—	$ 19.09	1/20/2021	—	—	—	—
	662,000	—	$ 24.30	1/26/2022	—	—	—	—
	392,750	—	$ 40.56	2/1/2023	—	—	—	—
	152,118	10,142	$ 80.65	2/1/2024	—	—	—	—
	116,751	53,069	$104.83	2/1/2025	—	—	—	—
	56,276	72,354	$ 84.05	2/1/2026	—	—	—	—
	—	123,210[4]	$ 70.31	2/16/2027	—	—	—	—
	—	—	—	—	342[5]	$ 24,501	—	—
	—	—	—	—	18,287[6]	$1,310,081	—	—
	—	—	—	—	7,223[7]	$ 517,456	—	—
	—	—	—	—	18,287[8]	$1,310,081	—	—
	—	—	—	—	4,701[9]	$ 336,780	5[10]	$ 358
	—	—	—	—	11,900[11]	$ 852,516	—	—
	—	—	—	—	9,480[12]	$ 679,147	4[13]	$ 287
Robin L. Washington	39,158	—	$ 40.56	2/1/2023	—	—	—	—
	56,511	3,769	$ 80.65	2/1/2024	—	—	—	—
	32,491	14,769	$104.83	2/1/2025	—	—	—	—
	30,012	38,588	$ 84.05	2/1/2026	—	—	—	—
	—	101,740[4]	$ 72.25	2/2/2027	—	—	—	—
	—	—	—	—	95[5]	$ 6,806	—	—
	—	—	—	—	5,087[6]	$ 364,433	—	—
	—	—	—	—	2,009[7]	$ 143,925	—	—
	—	—	—	—	5,087[8]	$ 364,433	—	—
	—	—	—	—	2,507[9]	$ 179,601	3[10]	$ 215
	—	—	—	—	6,347[11]	$ 454,699	—	—
	—	—	—	—	8,309[12]	$ 595,257	3[13]	$ 215

Name	Option Awards[1]		Option Exercise Price[2]	Option Expiration Date	Stock Awards[3]			
	Number of Securities Underlying Unexercised Options[1] Exercisable	Number of Securities Underlying Unexercised Options Unexercisable			Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Kevin Young	27,118	—	$ 40.56	2/1/2023	—	—	—	—
	4,125	516[16]	$ 80.65	2/1/2024	—	—	—	—
	4,688	2,132[16]	$ 98.32	2/10/2025	—	—	—	—
	3,375	4,340[16]	$ 87.80	2/10/2026	—	—	—	—
	31,455	52,425[16]	$ 84.45	6/10/2026	—	—	—	—
	—	115,870[4][16]	$ 72.25	2/2/2027	—	—	—	—
	—	—	—	—	—	—	620[14]	$ 44,417
	—	—	—	—	—	—	900[14]	$ 64,476
	—	—	—	—	—	—	1,820[14]	$130,385
	—	—	—	—	—	—	1,372[14]	$ 98,290
	—	—	—	—	—	—	7,110[15]	$509,360
	—	—	—	—	9,460[12]	677,714	3[13]	$ 215
Norbert W. Bischofberger	28,800	—	$ 23.76	1/28/2020	—	—	—	—
	211,600	—	$ 19.09	1/20/2021	—	—	—	—
	232,500	—	$ 24.30	1/26/2022	—	—	—	—
	134,660	—	$ 40.56	2/1/2023	—	—	—	—
	53,606	3,574	$ 80.65	2/1/2024	—	—	—	—
	42,638	19,382	$104.83	2/1/2025	—	—	—	—
	37,516	48,234	$ 84.05	2/1/2026	—	—	—	—
	—	104,570[4]	$ 72.25	2/2/2027	—	—	—	—
	—	—	—	—	125[5]	$ 8,955	—	—
	—	—	—	—	6,680[6]	$ 478,555	—	—
	—	—	—	—	2,639[7]	$ 189,058	—	—
	—	—	—	—	6,680[8]	$ 478,555	—	—
	—	—	—	—	3,134[9]	$ 224,520	3[10]	$ 215
	—	—	—	—	7,933[11]	$ 568,320	—	—
	—	—	—	—	8,533[12]	$ 611,304	3[13]	$ 215

[1] All options granted prior to January 1, 2011, with a reported expiration date prior to January 1, 2021, vest over a five-year period at the rate of 20% on the first anniversary of the grant date and 5% each quarter thereafter during the optionee's employment. All options granted on or after January 1, 2011, with a reported expiration date on or after January 1, 2021, vest over a four-year period at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment. Each option granted under the 2004 Plan has an expiration date at the end of the 10-year period measured from the grant date, unless earlier terminated following the Named Executive Officer's termination of employment with us.

[2] Prior to April 30, 2009, the exercise price per share of each option granted was equal to the closing market price of our common stock on the day before the grant date. Beginning on May 1, 2009, the exercise price per share of each option granted was equal to the closing market price of our common stock on the grant date. However, the exercise price of $104.83 per share for options granted on February 1, 2015 was based on the closing price of our common stock on January 30, 2015, since the February 1, 2015 effective date was a Sunday.

[3] Performance shares awards granted under the 2004 Plan accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding performance shares awards. Dividend equivalents are accumulated and paid in cash when the underlying shares vest.

[4] This particular option award for the Named Executive Officer is also included in the 2017 Grants of Plan-Based Awards table on page 60.

[5] Represents the number of shares of our common stock that have accrued pursuant to the TSR portion of the 2015 performance share award, as described in footnote 6 to the 2017 Grants of Plan-Based Awards table on page 60, based on attainment of the applicable TSR goal at 1.5% of the target level as certified by our Compensation Committee on February 21, 2018. The shares are now subject only to a service-vesting condition that requires continued service with us through the date following the completion of the performance period on which our Compensation Committee certifies the TSR level attained, subject to pro-rata vesting in the event of death, disability or retirement before that date.

[6] Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2015 performance share award, as described in footnote 6 to the 2017 Grants of Plan-Based Awards table on page 60, based on attainment of the applicable revenue goal at the 200% maximum level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation Committee, subject to pro-rata vesting in the event of death, disability or retirement before that date.

[7] Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2015 performance share award, as described in footnote 6 to the 2017 Grants of Plan-Based Awards table on page 60, based on attainment of the applicable revenue goal at the 79% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation Committee, subject to pro-rata vesting in the event of death, disability or retirement before that date.

[8] Represents the number of shares of our common stock that have accrued under the third revenue subtranche of the 2015 performance share award, as described in footnote 6 to the 2017 Grants of Plan-Based Awards table on page 60, based on attainment of the applicable revenue goal at the 200% maximum level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation Committee, subject to pro-rata vesting in the event of death, disability or retirement before that date.

[9] Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2016 performance share award, as described in footnote 7 to the 2017 Grants of Plan-Based Awards table on page 60, based on attainment of the applicable revenue goal at the 79% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation Committee, subject to pro-rata vesting in the event of death, disability or retirement before that date.

[10] Represents the number of shares of our common stock that will vest and become issuable pursuant to the TSR portion of the 2016 performance share award, as described in footnote 7 to the 2017 Grants of Plan-Based Awards table on page 60, assuming the established performance goal is attained at the threshold level, which is equivalent to 0.025% of the target level.

[11] Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2016 performance share award, as described in footnote 7 to the 2017 Grants of Plan-Based Awards table on page 60, based on attainment of the applicable revenue goal at the 200% maximum level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation Committee, subject to pro-rata vesting in the event of death, disability or retirement before that date.

[12] Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2017 performance share award, as described in footnote 9 to the 2017 Grants of Plan-Based Awards table on page 60, based on attainment of the applicable revenue goal at the 200% maximum level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation Committee, subject to pro-rata vesting in the event of death, disability or retirement before that date.

[13] Represents the number of shares of our common stock that will vest and become issuable pursuant to the TSR portion of the 2017 performance share award, as described in footnote 9 to the 2017 Grants of Plan-Based Awards table on page 60, assuming the established performance goal is attained at the threshold level, which is equivalent to 0.025% of the target level.

[14] Represents restricted stock awards granted to Mr. Young under the 2004 Plan prior to his appointment as the Chief Operating Officer and contains terms that are consistent with time-based restricted stock awards under the 2004 Plan. The awards vest ratably on an annual basis over four years from the date of grant. On January 31, 2018, our Compensation Committee approved the accelerated vesting of these time-based restricted stock awards.

[15] Represents restricted stock awards granted to Mr. Young under the 2004 Plan upon his appointment to the Chief Operating Officer. The award is divided into three tranches with the vesting of each tranche tied to the attainment of one or more pre-established performance objectives and Mr. Young's continued employment for each tranche. Mr. Young achieved his performance objectives in January 2018.

[16] On January 31, 2018, our Compensation Committee approved the accelerated vesting of these stock options.

2017 Option Exercises and Stock Vested

The following table shows the number of shares acquired upon exercise of stock options and vesting of restricted stock units and/or performance shares for each of our Named Executive Officers during the year ended December 31, 2017:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	**Value Realized on Exercise[1]**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting[2]**
John F. Milligan	320,000	$16,067,670	—	$ —[3]
John C. Martin	880,000	$45,541,548	—	$ —[3]
Robin L. Washington	33,750	$ 2,048,794	—	$ —[3]
Kevin Young	—	—	16,058	$ 1,124,552[4]
Norbert W. Bischofberger	—	—	—	$ —[3]

[1] Option awards value realized is determined by multiplying (i) the amount by which the market price of our common stock at the time of exercise exceeded the exercise price by (ii) the number of shares of common stock for which the options were exercised.

[2] Stock awards value realized is determined by multiplying (i) the closing market price of our common stock on the vesting date by (ii) the number of shares of common stock that vested on that date.

[3] Our three-year relative TSR for the 2014 and 2015 performance shares were below the 20th percentile resulting in no payout for the 2014 and 2015 TSR tranches of the performance shares. The first and second revenue subtranches of the 2014 performance shares based on 200% maximum level attainment and the third revenue subtranche of the 2014 performance shares based on 79% of target level attainment vested as of December 31, 2016 and were reported in 2016. The shares underlying the revenue tranches of the 2015 performance shares will vest on the Certification Date and will be issued in February 2018.

[4] Represents restricted stock awards granted to Mr. Young under the 2004 Plan prior to and upon his appointment as the Chief Operating Officer, as described in footnote 14 and 15 to the 2017 Outstanding Equity Awards at Fiscal Year-End table on page 63, that were vested during 2017.

2017 Nonqualified Deferred Compensation

Our Deferred Compensation Plan provides our executive officers, including all of the Named Executive Officers, and other key employees with the opportunity to defer all or a portion of their cash compensation each year. Pursuant to the plan, each participant can elect to defer up to 70% of his or her salary and up to 100% of his or her bonus/commission each year. The deferred amount is credited to an account in which the participant is fully vested at all times. The account is periodically adjusted to reflect earnings (or losses) based on the participant's investment elections among a select group of investment funds utilized to track the notional investment return on the account balance, which are substantially the same as those available under our broad-based Section 401(k) employee savings plan. The participant may elect to receive his or her deferred account balance at a designated age, no earlier than age 50 and no later than age 75, or upon termination of employment or on the second or fifth anniversary of his or her termination date, in a lump sum or in annual installments not to exceed 10 years. An early distribution is permitted in the event of a financial hardship. In the event of death, an account balance will be distributed in a lump sum to the designated beneficiary.

The following table shows the contributions, earnings and account balances for the Named Executive Officers under our Deferred Compensation Plan:

Name	Executive Contributions in Last Fiscal Year	Company Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year[1][2]	Aggregate Withdrawals/ Distributions	Aggregate Balance At Last Fiscal Year-End
John F. Milligan	—	—	—	—	—
John C. Martin	—	—	$727,332	$318,547	$2,884,004[3]
Robin L. Washington	—	—	$223,355	—	$1,282,740[4]
Kevin Young	—	—	—	—	—
Norbert W. Bischofberger	—	—	—	—	—

[1] The reported amount corresponds to a composite of the actual market earnings on a group of investment funds selected by the applicable Named Executive Officer for purposes of tracking the notional investment return on his or her balance for fiscal year 2017.

[2] Although 27 investment funds are available for selection under our Deferred Compensation Plan, the investment selections for the 2017 fiscal year were concentrated primarily in the 10 investment funds named below. The rate of return for each such fund for the 2017 fiscal year was as follows:

Name of Fund	% Rate of Return
Fidelity Government Money Market	0.51%
Vanguard Total Bond Market Index	3.57%
Fidelity Freedom 2020K	15.64%
Fidelity Freedom 2025K	16.87%
Vanguard Equity Income	18.49%
Vanguard Institutional Index	21.79%
Fidelity Growth Company - Class K	36.90%
T. Rowe Price Blue Chip Growth	36.55%
Fidelity Low Priced Stock – Class K	20.79%
Fidelity Diversified International – Class K	26.79%

[3] Includes (i) $1,450,000 of compensation reported for such individual in the Summary Compensation Table for 2006 (deferred non-equity incentive plan compensation) and (ii) $1,617,000 of compensation reported for such individual in the Summary Compensation Table for 2007 (deferred non-equity incentive plan compensation).

[4] Includes (i) $394,640 of compensation reported for such individual in the Summary Compensation Table for 2009 (deferred non-equity incentive plan compensation) and (ii) $271,868 of compensation reported for such individual in the Summary Compensation Table for 2010 (deferred non-equity incentive plan compensation).

Severance and Change in Control Arrangements with Named Executive Officers

We do not have employment agreements with any of the Named Executive Officers. Although the employment of the Named Executive Officers is "at will," they are eligible to receive certain severance payments and benefits upon their termination of employment under certain defined circumstances. There are four general categories of termination:

- *Voluntary Termination/For Cause Termination:* includes a voluntary termination of employment by the Named Executive Officer (other than in connection with a resignation for good reason) and a termination of the Named Executive Officer's employment by us for cause.

- *Retirement:* includes a termination of employment by the Named Executive Officer after reaching applicable retirement age, other than a termination of the Named Executive Officer's employment by us for cause.

- *Involuntary Termination Without Cause:* includes a termination of the Named Executive Officer's employment by us for reasons not constituting cause, such as due to a company-wide or departmental reorganization, or the resignation of the Named Executive Officer in connection with a significant restructuring of his or her individual job duties or a change in his or her work location of more than 50 miles.

- *Change in Control Termination:* includes a termination of the Named Executive Officer's employment by us without cause, or the resignation of the Named Executive Officer for good reason, within the applicable change in control protection period following a change in control of Gilead (i.e. "double trigger").

For purposes of determining a Named Executive Officer's eligibility for the various severance payments and benefits available under the Severance Plan and our various equity plans, the following definitions are relevant:

A "change in control of Gilead" will be deemed to occur upon:

- a merger, consolidation or other reorganization approved by our stockholders, unless our stockholders continue to own more than 50% of the total combined voting power of the voting securities of the successor corporation;

- a sale of all or substantially all of our assets; or

- the acquisition by any person or related group of persons of more than 50% of the total combined voting power of our outstanding securities, or a change in the majority of the members of our Board of Directors over a 12-month or shorter period by reason of one or more contested elections for Board membership.

A "resignation for good reason" will be deemed to occur should a Named Executive Officer resign from his or her employment with us for any of the following reasons during the applicable change in control protection period:

- a materially adverse change in his or her title, position or responsibilities (including reporting responsibilities) or the assignment to him or her of any duties or responsibilities which are inconsistent with his or her title, position or responsibilities;

- a reduction in his or her annual base compensation;

- his or her permanent relocation to any place outside a 50 mile radius of the location serving as his or her existing principal work site;

- the failure by the new company to continue in effect any material compensation or employee benefit plan in which he or she was participating or to provide him or her with an aggregate level of compensation and benefits comparable to that in effect for him or her prior to the change; or

- any material breach by the new company of any provision of any agreement we have with the Named Executive Officer.

A Named Executive Officer's employment will be deemed to have been terminated for "cause" if such termination occurs by reason of:

- any act or omission in bad faith and to our detriment;

- dishonesty, intentional misconduct, material violation of any company policy, or material breach of any agreement with us, or commission of any crime involving dishonesty, breach of trust; or

- physical or emotional harm to any person.

The following table summarizes the payments and benefits that each Named Executive Officer was eligible to receive upon his or her termination of employment under the various circumstances specified above as of December 31, 2017.

Type of Termination	Chief Executive Officer & Executive Chairman	Other Named Executive Officers
Voluntary or "For Cause" Termination	■ No severance payments ■ Accrued base salary and vacation pay ■ Vested but unpaid benefits	■ No severance payments ■ Accrued base salary and vacation pay ■ Vested but unpaid benefits
Retirement[1]	■ Three-year post retirement exercise period for already vested stock options ■ Pro-rata vesting of any performance shares held by the executive for which performance goals are attained subsequent to retirement	■ Three-year post retirement exercise period for already vested stock options ■ Pro-rata vesting of any performance shares held by the executive for which performance goals are attained subsequent to retirement
Involuntary Termination Without "Cause"	■ Cash severance equal to 2.0 times base salary + 2.0 times average bonus for prior three fiscal years ■ Lump-sum payment to cover the estimated cost of COBRA care for 24 months ■ No acceleration of unvested stock awards	■ Cash severance equal to 1.5 times base salary + 1.0 times average bonus for prior three fiscal years ■ Lump-sum payment to cover the estimated cost of COBRA care for 18 months ■ No acceleration of unvested stock awards
Change in Control Termination (involuntary termination without "Cause" or resignation for "Good Reason" within change in control protection period[2])	■ Cash severance equal to 3.0 times base salary + 3.0 times average bonus for prior three fiscal years ■ Lump-sum payment to cover the estimated cost of COBRA care for 36 months ■ 100% acceleration of stock option and time-based restricted stock unit awards ■ Acceleration of unvested performance shares as follows: 　■ 100% of target number of shares accelerates if change in control occurs within first 12 months of the applicable performance period 　■ If the change in control occurs following that 12-month period, then the vesting acceleration will apply to the greater of (i) 100% of the target number of shares or (ii) such greater number of shares that would be considered earned on the basis of actual performance through the end of the fiscal quarter prior to the change in control date	■ Cash severance equal to 2.5 times base salary + 2.5 times average bonus for prior three fiscal years ■ Lump-sum payment to cover the estimated cost of COBRA care for 30 months ■ 100% acceleration of stock option and time-based restricted stock unit awards ■ Acceleration of unvested performance shares as follows: 　■ 100% of target number of shares accelerates if change in control occurs within first 12 months of the applicable performance period 　■ If the change in control occurs following that 12-month period, then the vesting acceleration will apply to the greater of (i) 100% of target number of shares or (ii) such greater number of shares that would be considered earned on the basis of actual performance through the end of the fiscal quarter prior to the change in control date

[1] Retirement is defined as the termination of a Named Executive Officer's employment with a combined age and years of service of not less than 70 years. As of December 31, 2017, Drs. Martin, Milligan and Bischofberger and Mr. Young met the retirement definition.

[2] The change in control protection period would begin with the execution of the definitive agreement for the change in control transaction and continue for a specified period following the effective date of the change in control transaction (24 months for Drs. Milligan and Martin and 18 months for the other Named Executive Officers).

A Named Executive Officer must deliver a general release of claims against Gilead as a condition of his or her receipt of payments and benefits under the Severance Plan. The cash severance component of those arrangements will be paid in a series of equal periodic installments in accordance with our normal payroll practices over a period of years corresponding to the applicable multiple of base salary indicated above for the Named Executive Officer. However, a portion of those installments may be subject to a six-month holdback to the extent required under applicable tax laws.

The estimated severance payments and benefits for which a Named Executive Officer will become eligible if his or her employment is involuntarily terminated without cause or if his or her employment is terminated under certain prescribed circumstances within the change in control protection period are set forth in the table below. The estimated amounts assume:

- that the covered termination of employment occurred on December 31, 2017; and

- the value of any equity vesting is based on the closing market price of our common stock on December 31, 2017.

The table below does not include accrued wages, vacation pay, vested deferred compensation or the intrinsic value (as of December 31, 2017) of any outstanding stock options or other stock awards held by the Named Executive Officer that were vested on that date. Due to the number of different factors that affect the nature and amount of any benefits provided in connection with these events, actual amounts payable to any of the Named Executive Officers should a separation from service or change in control occur during the year will likely differ, perhaps significantly, from the amounts reported below. Factors that could affect such amounts include the timing during the year of the event, our stock price, target amounts payable under annual and long-term incentive arrangements that are in place at the time of the event, and the executive's age and prevailing tax rates.

2017 Potential Payments upon Involuntary Termination or Change in Control Termination

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause Without a Change in Control	Involuntary Termination Without Cause or Resignation For Good Reason Within Change in Control Protection Period Assuming Target Attainment of Performance Goals	Involuntary Termination Without Cause or Resignation For Good Reason Within Change in Control Protection Period Assuming Maximum Attainment of Performance Goals
John F. Milligan			
Cash severance	$ 7,083,000	$ 10,624,500	$10,624,500
Stock award vesting acceleration	$ —	$ 10,683,214[1]	$16,171,555[2][3]
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 76,877	$ 115,316	$ 115,316
Outplacement services	$ 14,500	$ 14,500	$ 14,500
Excise tax and gross up	—	—	—
Total	$ 7,174,377	$ 21,437,530	$26,925,871
John C. Martin			
Cash severance	$ 8,833,873	$ 13,250,810	$13,250,810
Stock award vesting acceleration	—	$ 7,712,553[1]	$10,230,699[2][3]
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 68,478	$ 102,716	$ 102,716
Outplacement services	$ 14,500	$ 14,500	$ 14,500
Excise tax and gross up	—	—	—
Total	$ 8,916,851	$ 21,080,579	$23,598,725
Robin L. Washington			
Cash severance	$ 2,436,076	$ 4,890,191	$ 4,890,191
Stock award vesting acceleration	—	$ 3,708,195[1]	$ 5,368,094[2]
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 58,153	$ 96,921	$ 96,921
Outplacement services	$ 5,250	$ 5,250	$ 5,250
Excise tax and gross up	—	—	—
Total	$ 2,499,479	$ 8,700,557	$10,360,456
Kevin Young			
Cash severance	$ 2,152,379	$ 3,974,698	$ 3,974,698
Stock award vesting acceleration	—	$ 2,471,962[1][4]	$ 3,488,534[2][3][4]
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 18,967	$ 31,612	$ 31,612
Outplacement services	$ 5,250	$ 5,250	$ 5,250
Excise tax and gross up	—	—	—
Total	$ 2,176,596	$ 6,483,522	$ 7,500,094

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause Without a Change in Control	Involuntary Termination Without Cause or Resignation For Good Reason Within Change in Control Protection Period Assuming Target Attainment of Performance Goals	Involuntary Termination Without Cause or Resignation For Good Reason Within Change in Control Protection Period Assuming Maximum Attainment of Performance Goals
Norbert W. Bischofberger			
Cash severance	$ 2,816,181	$ 5,684,203	$ 5,684,203
Stock award vesting acceleration	—	$ 4,373,436[1]	$ 6,249,687[2][3]
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 57,658	$ 96,097	$ 96,097
Outplacement services	$ 5,250	$ 5,250	$ 5,250
Excise tax and gross up	—	—	—
Total	$ 2,879,089	$ 10,158,986	$12,035,237

[1] Amount reflects $71.64 (December 31, 2017 price) minus the exercise price for stock options and $71.64 (December 31, 2017 price) minus the purchase price for restricted shares, multiplied by the number of shares covered by each accelerating award. 2015 performance awards tied to TSR reflect payout at 1.5% of target. 2015 performance awards tied to revenue reflect payout equals 160% of target (200% for tranche 1, 79% for tranche 2 and 200% for tranche 3). 2016 performance awards tied to TSR assume payout at 100% of target. 2016 performance awards tied to revenue assume only tranche 1 and tranche 2 are outstanding at time of change of control (per award agreement terms) with payout at 79% of target for tranche 1 and 200% of target for tranche 2. 2017 performance awards tied to TSR assume payout at 100% of target. 2017 performance awards tied to revenue assume only tranche 1 is outstanding at time of change of control (per award agreement terms) with payout at 200% of target).

[2] Amount reflects $71.64 (December 31, 2017 price) minus the exercise price for stock options and $71.64 (December 31, 2017 price) minus the purchase price for restricted shares, multiplied by the number of shares covered by each accelerating award. 2015 performance awards tied to TSR assume payout at 1.5% of target. 2015 performance awards tied to revenue reflect payout equals 160% of target (200% for tranche 1, 79% for tranche 2 and 200% for tranche 3). 2016 performance awards tied to TSR assume payout at 200% of target. 2016 performance awards tied to revenue assume only tranche 1 and tranche 2 are outstanding at time of change of control (per award agreement terms) with payout at 79% of target for tranche 1 and 200% of target for tranche 2. 2017 performance awards tied to TSR assume payout at 200% of target. 2017 performance awards tied to revenue assume only tranche 1 is outstanding at time of change of control (per award agreement terms) with payout at 200% of target).

[3] Dr. Martin, Dr. Milligan, Mr. Young and Dr. Bischofberger were retirement eligible as of December 31, 2017. Our performance share agreements provide for pro-rata vesting of any performance shares held by executives for which performance goals are attained subsequent to retirement. The market value as of December 31, 2017, based on our closing stock price of $71.64, for the pro-rata vesting of any performance shares held by Dr. Martin, Dr. Milligan, Mr. Young and Dr. Bischofberger, assuming maximum attainment of performance goals attained subsequent to retirement, are as follows: Dr. Milligan ($6,228,636), Dr. Martin ($5,502,579), Mr. Young ($214,015) and Dr. Bischofberger ($2,855,364).

[4] Value of Mr. Young's 2016 performance awards with pre-established individual performance objectives reflect payout of 100% of outstanding award shares. Mr. Young achieved his performance objectives with payout of 100% of outstanding award shares in January 2018.

Pay Ratio Disclosure

Under rules adopted pursuant to the Dodd-Frank Act of 2010, presented below is the ratio of annual total compensation of our median compensated employee (excluding our Chief Executive Officer) to the annual total compensation of our Chief Executive Officer.

The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

We identified our median compensated employee from the 8,927 full-time and part-time workers who were included as employees on our payroll records as of October 1, 2017 based on year-to-date base salary, bonus, commissions and equity, with conforming adjustments for employees who were hired during that period but did not work the full nine months. We then excluded employees at the median who had anomalous compensation characteristics to determine the median compensated employee.

As permitted by SEC rules, we did not include approximately 821 employees of Kite and CDL, which are companies we acquired in 2017 after the October 1, 2017 identification date.

The 2017 annual total compensation as determined under Item 402 of Regulation S-K for our CEO was $15,438,459, as reported in the Summary Compensation Table of this Proxy Statement. The 2017 annual total compensation as determined under Item 402 of Regulation S-K for our median employee was $165,007. The ratio of our CEO's annual total compensation to our median employee's total annual compensation for fiscal year 2017 is 94 to 1.

Stockholder Proposals

Proposal 4 Stockholder Proposal Requesting that the Board Adopt a Policy that the Chairman of the Board of Directors be an Independent Director

John Chevedden has submitted a stockholder proposal for consideration at the Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278. We have been notified that Mr. Chevedden has continuously held 100 shares of our common stock since October 1, 2016.

If properly presented at the Annual Meeting, the Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Mr. Chevedden to the stockholders for approval is as follows:

Stockholder Proposal

Proposal 4 – Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement.

If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar is an example of a company recently changing course and naming an independent board chairman. Caterpillar had strongly opposed a shareholder proposal for an independent board chairman as recently as its 2016 annual meeting. Wells Fargo also changed course and named an independent board chairman in 2016.

It was reported that 53% of the Standard & Poors 1,500 firms separate these 2 positions (2015 report). This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal topic won 44% support at our 2017 annual meeting. This 44%-support could have been higher (perhaps 51%) if small shareholders had the same access to corporate governance information as large shareholders.

A number of institutional investors said that a strong, objective Chairman can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as Chairman can help ensure the functioning of an effective board.

Please vote to enhance the oversight of our CEO: Independent Board Chairman - Proposal 4.

Our Board Recommends a Vote AGAINST this Proposal.

Board's View Aligns with Recent Stockholder Votes on this Issue

In 2013, 2014, 2015, and 2017, our Board carefully considered stockholder proposals requesting that our Board adopt a policy that the Chairperson of the Board be an independent director. In each of those votes, the majority of shares were voted AGAINST the proposals. Our Board continues to believe that

stockholder interests are best served when the Board has the flexibility to determine the best person to serve as Chairperson, whether that person is an independent director, a director employed by Gilead or another person, and recommends a vote AGAINST this proposal.

The Board Should Have Flexibility to Structure an Appropriate Governance Structure Tailored to the Needs of Gilead

Gilead's Board Guidelines provide our Board flexibility to designate Gilead's Chairman and board leadership. Our Board has the flexibility to design Gilead's board leadership structure as our Board deems appropriate based on the circumstances at the time. Our policy enables our Board to choose a leadership structure that can be tailored to the strengths of Gilead's officers and directors and best addresses Gilead's evolving and highly complex business. Departing from Gilead's current policy would unduly impair our Board's ability to select the director it believes is best suited to serve as Chairperson based on the circumstances at the time.

Our Board has determined that it is currently in the best interests of Gilead to partner a powerful Lead Independent Director with our Chair of the Board. Our Board actively reviews this structure to ensure that it continues to serve the best interests of Gilead.

Following the vote result in 2017 and subsequent discussions with stockholders, the Board formally approved additional powers and responsibilities for the Lead Independent Director.

Currently, Having Dr. Martin as our Chair of the Board is in the Best Interests of Gilead and its Stockholders

Our Board believes that it is currently in the best interests of Gilead and its stockholders for Dr. Martin to serve as our Chair of the Board, for the following reasons:

- Dr. Martin's previous experience as our Chief Executive Officer as well as his experience serving as Chair of the Board since May 2008 enable him to uniquely provide insight into our company.

- Dr. Martin has deep knowledge of our industry and strong relationships across the industry and in the scientific and medical communities and can help Gilead execute its strategy and business plans to maximize stockholder value.

Gilead's leadership needs may change over time, and we expect our Board to shape our leadership structure accordingly.

Our Lead Independent Director and Our Strong Governance Structures Ensure our Board's Independent Leadership and Accountability

We believe the robust duties of our Lead Independent Director empower our independent directors to provide effective guidance, challenge and oversight of management. The role of Lead Independent Director

at Gilead is modeled on the role of an independent Chairperson, ensuring a strong, independent and active Board of Directors. As set forth in the Lead Independent

Charter adopted by our Board, the Lead Independent Director has clearly delineated and comprehensive duties. These duties include:

- Consulting with the Chairperson as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing company operations;

- Consulting with the Chairperson regarding and approving the information, agenda and schedules of meetings of the Board of Directors and Board committees;

- Advising the Chairperson as to the information necessary or appropriate for the independent directors to effectively and responsibly perform their duties and provide feedback on the quality, quantity and timeliness of information submitted by management;

- Advising the Board of Directors and its committees on the retention of advisers and consultants who report directly to the Board of Directors;

- Calling meetings of the independent directors, as appropriate;

- Serving as chairperson of meetings of the independent directors;

- Serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;

- Ensuring that independent directors have adequate opportunities to meet and discuss issues in meetings of the independent directors;

- **New** Encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;

- Communicating to management, as appropriate, the results of private discussions among independent directors;

- Chairing meetings of the Board of Directors when the Chairperson is not present;

- **New** Facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;

- **New** Participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;

- **New** Providing guidance on director succession and development;

- **New** Ensuring Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;

- **New** Unless otherwise directed by the Board, serving as the independent directors' representative in crisis situations;

- **New** Monitoring conflicts of interest of all directors, including the Chief Executive Officer;

- **New** Participating in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management;

- Responding to major stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairperson and other directors as the Lead Independent Director may deem appropriate;

- **New** Representing independent directors in communications with other stakeholders, as required; and

- Performing such other duties as the Board of Directors may from time to time delegate.

  New *indicates responsibility formally added to the Lead Independent Director Charter following discussions with stockholders in 2017*

In addition, as required by our Board Guidelines, Gilead's independent directors meet without executive management on a routine basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Finally, Gilead's strong corporate governance policies and practices provide our independent directors with the ability to effectively oversee our management.

- *Substantial majority of our directors are independent.* Currently, seven out of the nine director nominees are independent.

- *Fully independent Board committees.* All members of the key Board committees—the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee—are "independent" in accordance with or as defined in the rules adopted by the SEC and NASDAQ and Gilead's own Board Guidelines. This ensures that oversight of critical matters such as the integrity of our financial statements, the compensation of our executive officers, the selection and evaluation of directors and the development of corporate governance principles is entrusted to independent directors.

- *Annual Board and committee evaluations.* Our Lead Independent Director, Dr. Cogan, conducts an annual assessment of the Board and committees of the Board to evaluate their effectiveness.

- *Independent evaluation of Chief Executive Officer performance.* Our Compensation Committee, which as previously noted is fully independent, is responsible for performing an annual evaluation of the Chief Executive Officer against his performance objectives.

- *Ongoing Board refreshment.* Our Nominating and Corporate Governance Committee regularly evaluates the Board's composition to ensure a diversity of perspectives and skill-sets to oversee management's execution of our strategy.

- *Ability to consult with external advisers.* Our Lead Independent Director has the authority to engage outside advisers and consultants as he deems appropriate to fulfill his responsibilities.

- *Established corporate governance guidelines.* We maintain strong corporate governance policies and practices. Information regarding our corporate governance initiatives, including our Board Guidelines and the charter for each Board committee, can be found on our website at *http://www.gilead.com* in the Investors section under "Corporate Governance."

We believe that the interests of our stockholders will be best served by maintaining our Board's flexibility in determining the board leadership structure that is best suited to the needs of Gilead at any particular time.

Our Board therefore recommends a vote AGAINST this proposal.

The Board Unanimously Recommends A Vote "AGAINST" Proposal 4.

| Proposal 5 ▶ | # Stockholder Proposal Requesting that the Board Take Steps to Permit Stockholder Action by Written Consent |

James McRitchie has submitted a stockholder proposal for consideration at the Annual Meeting. Mr. McRitchie's address is 9295 Yorkship Court, Elk Grove, California 95758. We have been notified that Mr. McRitchie has continuously held shares of our common stock of the required value for over a year.

If properly presented at the Annual Meeting, the Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Mr. McRitchie to the stockholders for approval is as follows:

Stockholder Proposal

Proposal 5 – Right to Act by Written Consent

Resolved, Gilead Sciences shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Supporting Statement: Shareholder rights to act by written consent and to call a special meeting are two complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. This is important because there could be 15-months between annual meetings.

A shareholder right to act by written consent is one method to equalize our restricted provisions for shareholders to call a special meeting. For instance it takes 20% of shareholders at our company to call a special meeting when many companies allow 10% of shareholders to do so.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67% support at both Allstate and Sprint. Last year the topic won majority votes at Western Union, Ryder System, and BorgWarner Inc.

This proposal topic also won 48.5% support at our 2017 annual meeting, up from 46.7% in 2016. Support would have undoubtedly been higher (above 50%) if small shareholders had access to the same corporate governance information as large shareholders. According to Proxy Insight, 267 funds voted in favor, 85 opposed and 3 abstained, including Vanguard.

We believe more funds and individual shareholders will vote "for" this year, given our company's continued underperformance relative to the Nasdaq. Hundreds of major companies enable shareholders to act by written consent, including 64% of the S&P 500 and 55% of the S&P 1500.

Increase Shareholder Value Vote "FOR" Right to Act by Written Consent – Proposal 5.

Our Board Recommends a Vote AGAINST this Proposal.

Board's View Aligns with Recent Stockholder Votes on this Issue

Our Board carefully considered the advisory votes regarding written consent at our 2012-2017 annual meetings of stockholders and concluded that our stockholders are better served by holding meetings where all stockholders:

- are provided with notice of the meeting;
- may discuss the proposed actions; and
- vote their shares at a designated time using the familiar stockholder vote processes.

This view is in accord with our stockholders who cast the majority of votes AGAINST this proposal at the last five annual meetings of stockholders. Stockholder meetings provide stockholders with a more effective means to participate in proposed actions and facilitate more rigorous and careful consideration of proposed actions by both the Board and the stockholders. Our Board continues to believe that the right to call a special meeting is superior to this proposal in terms of giving our stockholders a meaningful voice within our company.

Written Consent May Disenfranchise Smaller Stockholders

Unlike meetings of stockholders, action by written consent would:

- result in certain stockholders being denied the ability to be informed about, vote on or otherwise have a say on proposed stockholder actions;
- enable a bare majority of stockholders to take action on a proposal without the benefit of hearing the views, questions and arguments of other stockholders;
- potentially result in multiple contradictory consents being solicited simultaneously, creating administrative and financial burdens for the company and also putting our stockholders at risk of confusion;
- disenfranchise smaller stockholders, in particular in a consent solicitation that does not require their involvement to achieve majority support; and
- enable a party attempting an unsolicited bid to circumvent negotiating with the Board and result in terms that are not in the best interest of all stockholders.

In addition, action by written consent eliminates the need for notice to be given to stockholders about a proposed action, and therefore, certain stockholders may not be informed about the proposed action until after the action has already been taken. This would deny these stockholders the ability to determine whether to exercise their rights, such as by expressing their views as to the merits of the proposal, encouraging the Board to reconsider the matter and voting on the proposed action. Our Board, therefore, believes that this proposal could adversely affect the conduct of stockholder business by resulting in certain stockholders taking action that otherwise would not have been taken if all of our stockholders were informed about and afforded the opportunity to discuss, debate and vote on the matter.

Board has Demonstrated Responsiveness to Stockholders and Adopted Governance Structures that Create Accountability to Stockholders

Adoption of this proposal is unnecessary because our Board has already taken a number of significant steps to ensure accountability to stockholders. For example:

- Established a strong engagement program to develop relationships and maintain ongoing dialogue with our stockholders. In the last three years, we held discussions with a number of our large stockholders and the two largest proxy advisory firms to solicit their feedback on our corporate governance practices.

- Our conversations with investors are consistent with the voting results on this issue – while some view written consent as an important right, the majority of our stockholders do not support adopting it.

- We adopted proxy access, which permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of Gilead's outstanding common stock continuously for at least three years, to nominate and include in Gilead's proxy materials director nominees constituting up to 20% of the Board (or at least two directors).

- At the 2012 annual meeting, our stockholders voted to request that our Board take steps to redeem Gilead's rights plan or "poison pill" unless the plan was subject to a stockholder vote. In response, our Board adopted an amendment that terminated Gilead's rights plan.

- We permit stockholders or group of stockholders holding 20% or more of our outstanding shares of common stock to call a special meeting of stockholders.

- Our board structure designates a lead independent director to ensure a strong, independent and active Board of Directors and establish a lead independent contact should stockholders want to speak with a member of the Board.

- We have eliminated all supermajority voting provisions in our certificate of incorporation and bylaws.

- Our director nominees are elected annually by majority voting in uncontested elections.

- A substantial majority of our directors (seven out of the nine director nominees) are independent.

- We only have one class of stock with equal voting provisions.

Our Board believes that adoption of this proposal would significantly disenfranchise a large proportion of our stockholders and is not necessary given other accountability mechanisms that our Board has adopted. Our Board therefore recommends a vote AGAINST this proposal as it is not in the best interests of Gilead or our stockholders.

The Board Unanimously Recommends A Vote "AGAINST" Proposal 5.

Stock Ownership Information

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2017:

Equity Compensation Plan Information

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)[1]	Number of Common Shares Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[2]:			
2004 Equity Incentive Plan	30,214,993	$43.93	97,552,470
Employee Stock Purchase Plan[3]			11,932,054
All plans approved by security holders	30,214,993	$43.93	109,484,524
Equity compensation plans not approved by security holders	—	—	—
Total:	30,214,993	$43.93	109,484,524

[1] Does not take into account 15,762,000 phantom shares, restricted stock awards, restricted stock units and performance share units granted under our 2004 Equity Incentive Plan.

[2] Does not include 4,502 shares of common stock issuable upon exercise of assumed options and vesting of restricted stock awards under the CV Therapeutics, Inc. 1994 Equity Incentive Plan, CV Therapeutics, Inc. 2000 Equity Incentive Plan, CV Therapeutics, Inc. 2000 Nonstatutory Incentive Plan, CV Therapeutics, Inc. 2004 Employment Commencement Incentive Plan, and CV Therapeutics, Inc. Non-Employee Directors' Stock Option Plan in connection with acquisitions. Options granted under such plans have a weighted-average exercise price of $9.47.

[3] Under our Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock by: (i) each beneficial owner of more than 5% of our common stock known to us, as of December 31, 2017; and

(ii) each director and nominee for director, each of the individuals named in the Summary Compensation Table on page 58 and all of our current executive officers and directors as a group, as of February 28, 2018.

Beneficial Owner	Beneficial Ownership[1]	
	Number of Shares	Percent of Total
Blackrock, Inc.	103,813,434[2]	7.94%
The Vanguard Group	94,765,559[3]	7.25%
Jacqueline K. Barton	13,260	*
Norbert W. Bischofberger	3,104,473[4]	*
John F. Cogan	216,091[5]	*
Kelly Kramer	14,732[6]	*
Kevin E. Lofton	156,435[7]	*
John C. Martin	7,159,091[8]	*
John F. Milligan	2,950,254[9]	*
Nicholas G. Moore	109,587[10]	*
Robin L. Washington	300,023[11]	*
Richard J. Whitley	120,879[12]	*
Gayle E. Wilson	433,230[13]	*
Per Wold-Olsen	190,142[14]	*
Kevin Young	263,891[15]	*
All current executive officers and directors as a group (13 persons)	15,136,330[16]	1.16%

*   Less than 1% of the outstanding shares of our common stock.

[1]   This table is based upon information supplied by our directors and officers and a Schedule 13G/A filed with the SEC by Blackrock, Inc. ("Blackrock") and a Schedule 13G/A filed with the SEC by The Vanguard Group ("Vanguard"). Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Except with respect to the percentages listed for Blackrock and Vanguard, applicable percentages are based on 1,307,496,820 shares of common stock outstanding on February 28, 2018, adjusted as required by the rules promulgated by the SEC.

[2]   Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 8, 2018 by Blackrock reporting sole power to vote or direct the vote over 90,810,898 shares and the sole power to dispose or to direct the disposition of 103,813,434 shares. The address of Blackrock is 40 East 52nd Street, New York, New York 10022.

[3]   Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 9, 2018 by Vanguard reporting sole power to vote or direct the vote over 1,857,878 shares, shared voting power over 286,054 shares, sole power to dispose or to direct the disposition of 92,665,058 shares and shared dispositive power over 2,100,501 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

[4]   Includes 780,273 shares subject to stock options exercisable within 60 days of February 28, 2018, 2,317,800 shares held in trust, and 6,400 shares held in trust by family members.

[5]   Includes 163,472 shares subject to stock options exercisable within 60 days of February 28, 2018.

[6]   Includes 13,393 shares subject to stock options exercisable within 60 days of February 28, 2018.

[7]   Includes 21,199 phantom shares and 105,112 shares subject to stock options exercisable within 60 days of February 28, 2018.

[8]   Includes 3,435,493 shares subject to stock options exercisable within 60 days of February 28, 2018 and 731,917 shares held in trust.

[9]   Includes 1,792,907 shares subject to stock options exercisable within 60 days of February 28, 2018.

[10]   Includes 27,348 phantom shares and 70,184 shares subject to stock options exercisable within 60 days of February 28, 2018.

[11]   Includes 194,618 shares subject to stock options exercisable within 60 days of February 28, 2018, and 105,405 shares held in trust.

[12]   Includes 6,492 phantom shares and 89,252 shares subject to stock options exercisable within 60 days of February 28, 2018.

[13]   Includes 110,972 shares subject to stock options exercisable within 60 days of February 28, 2018, and 200,000 shares held in trust.

[14]   Includes 96,812 shares subject to stock options exercisable within 60 days of February 28, 2018.

[15]   Includes 246,044 shares subject to stock options exercisable within 60 days of February 28, 2018.

[16]   Includes 55,039 phantom shares and an aggregate of 7,185,506 shares subject to stock options exercisable by directors and current executive officers within 60 days of February 28, 2018.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Executive officers, directors and greater than 10% stockholders are required by SEC regulation to provide to us copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required during the fiscal year ended December 31, 2017, our executive officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to these executive officers, directors and greater than 10% stockholders. Other than the following: Mr. Gregg H. Alton had one late Form 5 filing due to being notified late of inherited shares of Gilead common stock.

Other Information

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Notice will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If you hold your shares through a broker and would prefer to receive a separate Notice, please notify your broker. If you hold your shares directly and would prefer to receive a separate Notice, please submit a written request to Gilead Sciences, Inc.,

Attention: Investor Relations, 333 Lakeside Drive, Foster City, California 94404 or contact Broadridge Financial Solutions, Inc. at (866) 540-7095. Stockholders who currently receive multiple copies of the Notice at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice to a stockholder at a shared address to which a single copy of the documents was delivered.

By Order of the Board of Directors,

Brett A. Pletcher

BRETT A. PLETCHER
Corporate Secretary

March 26, 2018

A copy of our Annual Report on Form 10-K for the year ended December 31, 2017 is available without charge upon written request to Investor Relations, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404 or by accessing a copy through Gilead's website at *http://www.gilead.com* **in the Investors section under "SEC Filings."**

Questions and Answers

1. Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. This approach conserves natural resources and reduces our costs of printing and distributing our proxy materials, while providing stockholders with a convenient way to access our proxy materials. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials, including a proxy card. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

2. How may I obtain a copy of Gilead's Annual Report on Form 10-K and other financial information?

A copy of our 2017 Annual Report, which includes our Form 10-K for the year ended December 31, 2017, is available at *http://www.gilead.com/proxy* or may be requested from our Investor Relations department as described elsewhere in this Proxy Statement. Our 2017 Annual Report is not incorporated into this Proxy Statement and should not be considered proxy solicitation material.

3. Who is entitled to vote at the Annual Meeting?

Only holders of our common stock at the close of business on March 16, 2018 are entitled to receive the Notice of Annual Meeting and to vote their shares at the Annual Meeting. As of that date, there were 1,303,850,147 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter to be voted upon at the Annual Meeting.

4. What do I need to do to attend the Annual Meeting?

Only holders of our common stock at the close of business on March 16, 2018 and holders of a valid legal proxy for the Annual Meeting are entitled to attend the Annual Meeting. Each individual must present valid government-issued photo identification, such as a driver's license or passport, for admission. If you are not a stockholder of record but hold shares in the name of a broker, bank or other holder of record, you must provide proof of beneficial ownership as of March 16, 2018, such as a brokerage or bank account statement, a copy of the voting instruction form provided by your broker, bank, trustee or nominee, or other similar evidence of ownership.

5. What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

- to elect nine directors to serve for the next year and until their successors are elected and qualified;

- to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018;

- to approve, on an advisory basis, the compensation of our Named Executive Officers as presented in this Proxy Statement;

- to vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board adopt a policy that the Chairman of the Board of Directors be an independent director; and

- to vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board take steps to permit stockholder action by written consent.

We will also consider any other business that properly comes before the Annual Meeting. See question 11, "Could other matters be decided at the Annual Meeting?" below.

6. How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

- "FOR" each of the named nominees to the Board;
- "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018;
- "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement;
- "AGAINST" the stockholder proposal requesting that the Board adopt a policy that the Chairman of the Board of Directors be an independent director; and

- "AGAINST" the stockholder proposal requesting that the Board take steps to permit stockholder action by written consent.

7. What are the voting requirements to elect the directors and to approve each of the proposals discussed in this Proxy Statement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if a majority of the outstanding shares is represented by votes present at the meeting in person or by proxy. Shares represented by proxies marked "abstain" and "broker non-votes" are counted in determining whether a quorum is present. A "broker non-vote" is a proxy submitted by a broker that does not indicate a vote for some of the proposals because the broker does not have discretionary voting authority on certain types of proposals and has not received instructions from its client as to how to vote on a particular proposal.

Proposal	Vote Required
Proposal 1 – Election of nine directors to serve for the next year and until their successors are elected and qualified.	Majority of votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director).
Proposal 2 – Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 3 – Approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 4 – Vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board adopt a policy that the Chairman of the Board of Directors be an independent director.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 5 – Vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board take steps to permit stockholder action by written consent.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.

If your shares are held by a broker and you do not indicate how you wish to vote, your broker is permitted to exercise its discretion to vote your shares only on certain "routine" matters. Proposal 2 is a "routine" matter. As a result, your broker is permitted to exercise discretionary voting authority to vote your shares for this proposal. Your broker may not exercise discretionary voting authority and may not vote your shares with respect to the other proposals unless you provide your broker with voting instructions.

With respect to Proposal 1, abstentions will not have an effect on the outcome of the vote. With respect to Proposals 2, 3, 4 and 5, abstentions will have the same effect as an "against" vote. "Broker non-votes" will have no effect on Proposals 1, 2, 3, 4 and 5.

8. How do I vote?

You may vote in person by attending the meeting or by completing and returning a proxy by mail, by telephone or electronically, using the Internet. If your shares are registered directly in your name with Gilead's transfer agent, Computershare, you are considered a "stockholder of record." If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." Most beneficial owners whose stock is held in the name of a bank, broker or other nominee receive instructions for how to vote their shares from their banks, brokers or other nominees, rather than our proxy card. You can vote your shares held through a bank, broker or other nominee by following the voting instructions sent to you by that institution.

By mail

To vote your proxy by mail, be sure to complete, sign and date the proxy card (if you request one) or voting instruction card that may be delivered to you and return it in the envelope provided. We will vote your shares as directed. However, if you return your signed proxy card but do not indicate your voting preferences, the persons named on the proxy card will vote the shares represented by that proxy as recommended by our Board.

By Internet or telephone

Stockholders may also vote their shares using the Internet or telephone. The law of the State of Delaware, under which we are incorporated, specifically permits electronically transmitted proxies so long as each such proxy contains or is submitted with information from which the inspector of election can determine that such proxy was authorized by the stockholder. The Internet and telephone voting procedures below are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that stockholders' instructions have been recorded properly. Stockholders voting shares via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

Stockholders of record may go to *http://www.proxyvote.com* to vote their shares. You will be required to provide the control number printed on your Notice. The votes represented by such proxy will be generated on the computer screen and the voter will be prompted to submit or revise them as desired. Stockholders of record using a touch-tone telephone may vote their shares by calling (800) 690-6903 and following the recorded instructions.

A number of brokers and banks are participating in a program that offers the ability to vote shares over the telephone and Internet. Street name holders may vote on the Internet by accessing *http://www.proxyvote.com*. You will be required to provide the control number printed on your Notice. Street name holders using a touch-tone telephone may vote their shares by calling (800) 454-8683 and following the recorded instructions.

Internet and telephone voting for stockholders of record and street name holders will be available 24 hours a day, and will close at 11:59 p.m., Eastern Daylight Time on May 8, 2018. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

In person at the Annual Meeting

Stockholders of record may vote in person at the Annual Meeting. Whether or not a stockholder plans to attend the meeting, the stockholder should vote by mail, Internet or telephone to ensure his or her vote is counted. A stockholder may still attend the meeting and vote in person if he or she has already voted by one of these methods. To vote in person, a stockholder may come to the Annual Meeting and we will provide the stockholder with a ballot when he or she arrives. The ballot submitted at the meeting would supersede any prior vote.

If you are a beneficial owner of shares, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot to be able to vote at the Annual Meeting.

Your vote is important. You can save us the expense of a second mailing of proxy materials by voting promptly.

9. What can I do if I change my mind after I vote my shares?

Any stockholder giving a proxy pursuant to this solicitation has the power to revoke it at any time before the shares are voted.

If you are a stockholder of record, you can revoke your proxy before it is exercised by:

- submitting a written notice to our Corporate Secretary at our principal executive offices, 333 Lakeside Drive, Foster City, California 94404;
- submitting a valid, later-dated proxy or a later-dated vote by telephone or on the Internet; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may revoke your proxy or submit new voting instructions by contacting your bank, broker or other holder of record.

You may also vote in person at the Annual Meeting as described in the answer to the preceding question. Attendance at the meeting will not, by itself, revoke a proxy. All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

10. What is the deadline for voting my shares by proxy, via the Internet or by telephone?

Votes by proxy must be received before the polls close at the Annual Meeting. Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Daylight Time on May 8, 2018.

11. Could other matters be decided at the Annual Meeting?

On the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you execute and deliver a proxy, then John F. Milligan and Brett A. Pletcher, the persons named on your proxy card, will have the discretion to vote on those matters for you.

12. Is my vote confidential?

Yes. Proxy cards, ballots and voting tabulations that identify stockholders by name are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Veaco Group, the independent proxy tabulator that we have engaged, will count the votes and act as the inspector of election for the meeting.

13. Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K within four business days after the Annual Meeting.

14. Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies, including preparation, assembly, printing and mailing of the Notice and this Proxy Statement and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their out-of-pocket expenses for forwarding solicitation materials to such beneficial owners. We have hired Innisfree M&A Incorporated to act as our proxy solicitor in conjunction with the Annual Meeting. We will pay Innisfree M&A Incorporated a fee of $15,000, plus reasonable out-of-pocket expenses, for these services. Our solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by directors, officers or other of our employees. No additional compensation will be paid to directors, officers or other employees for such solicitation services performed by them.

15. When are the stockholder proposals or nominations for Gilead's 2019 annual meeting of stockholders due?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our Proxy Statement for the 2019 annual meeting of stockholders pursuant to SEC Rule 14a-8, the Corporate Secretary must receive the written proposal at our principal executive offices no later than November 26, 2018. Such proposals also must comply with SEC regulations under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding the inclusion of stockholder proposals in company proxy materials. Proposals should be addressed to:

Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404

A stockholder (or a group of up to 20 stockholders) who has owned at least three percent of our shares continuously for at least three years and has complied with the other requirements in our bylaws may nominate and include in our proxy materials director nominees constituting up to 20% of our Board or two persons, whichever is greater. Written notice of a proxy access nomination for inclusion in our Proxy Statement for the 2019 annual meeting of stockholders must be received by the Corporate Secretary at the address above:

- not earlier than the open of business on October 27, 2018; and

- not later than the close of business on November 26, 2018.

Stockholders wishing to submit proposals that are not to be included in our Proxy Statement pursuant to Rule 14a-8 or to nominate director candidates who are not included in our Proxy Statement pursuant to the "proxy access" provisions in our bylaws must give timely written notice of such proposals or nominations to the Corporate Secretary at the address above in accordance with our bylaws. To be "timely" within the meaning of Rule 14a-4(c) under the Exchange Act, written notice must be received by the Corporate Secretary:

- not earlier than the open of business on January 9, 2019; and

- not later than the close of business on February 8, 2019.

The chairperson of our annual meeting has the sole authority to determine whether any nomination or other business has been properly brought before the meeting in accordance with our bylaws and to declare that any such nomination or other business not properly brought before our annual meeting shall not be transacted, and we may exercise discretionary voting authority to vote any shares for which we receive proxies as we determine appropriate.

16. Where can I get information related to future stockholder meetings of Gilead?

To request a copy of the Proxy Statement, annual report and form of proxy related to all of our future stockholder meetings where you are a stockholder on the relevant record date, you may log on to *http://www.proxyvote.com* or contact Investor Relations at:

Gilead Sciences, Inc.
Attention: Investor Relations
333 Lakeside Drive
Foster City, California 94404
(800) 445-3235
Email: investor_relations@gilead.com

17. I want to attend the Annual Meeting and vote in person. From whom can I obtain directions to the Annual Meeting?

You may contact Investor Relations at (800) 445-3235 or investor_relations@gilead.com to obtain directions to the Annual Meeting.

18. If I have additional questions, whom can I contact?

If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (877) 750-9501
Banks and Brokers may call collect: (212) 750-5833



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